Exhibit c

Budget Statement

1	Budget Statement		3
	1.1	Policy basis and summary	3
	1.1.1	Time for responsibility	3
	1.1.2	Slower growth	4
	1.1.3	The need for safety margins affects the scope for reform	5
	1.1.4	Measures in the 2012 Budget Bill	5
	1.1.5	The Government’s continued reform ambitions	8
	1.2	Introduction	8
	1.3	Outlook for the Swedish economy	8
	1.3.1	Turmoil in the financial markets	9
	1.3.2	Slower growth in 2012	9
	1.3.3	Slow labour market recovery	11
	1.3.4	The downside risks predominate	12
	1.4	Public finances	15
	1.4.1	A balanced net lending position	15
	1.4.2	Less scope for reform	15
	1.4.3	Expenditure ceiling for 2015	18
	1.5	Challenges for stability	19
	1.5.1	The need for safety margins	20
	1.5.2	Challenges for financial stability	21
	1.6	Challenges in getting more people working and sustainable growth	26
	1.6.1	Getting more people working	26
	1.6.2	A high-quality education system	37
	1.6.3	Stronger entrepreneurship	38
	1.7	Challenges in ensuring that everyone shares in welfare	39
	1.7.1	More income equality when more people are in work	39
	1.7.2	High quality health services and elderly care	40
	1.8	Measures in this Bill	40
	1.8.1	Measures to address the slowdown	42
	1.8.2	Measures for sustainably higher growth, employment and enhanced
		competitiveness	44
	1.8.3	Measures to ensure that everyone shares in welfare	47
	1.8.4	Other reforms	50
	1.9	The Government’s reform ambitions	51
	1.10	Effects of the Government’s policy	55
	1.10.1	Employment effects of the Government’s policy	55
	1.10.2	Income distribution effects of the Government’s policies	57

1 Budget Statement

1.1          Policy basis and summary

1.1.1       Time for responsibility

The weakness of public finances, particularly in the United States and a number of euro countries, and the recent turmoil in the financial markets will result in a weaker global economic outlook in the coming period. The intensity and duration of the downturn are very uncertain. Sweden too is adversely affected by the weaker international developments.

The weaker economic outlook and the great uncertainty surrounding it require safety margins in the public finances to ensure that Sweden has the necessary room for manoeuvre to meet a sharper or a prolonged downturn. The aim of the policy is to counter the slowdown in the labour market and continue strengthening welfare and the long-term conditions for jobs, growth and entrepreneurship within the framework of a responsible policy with adequate safety margins.

A fundamental principle of fiscal policy is taking responsibility for public finances. Fiscal policy must not increase the already considerable uncertainty but rather contribute to stability. Core welfare activities must not be cut and households and businesses must not be hit with tax increases. People must feel confident that schools, health care and social services will function. In difficult times, it is particularly important to safeguard social cohesion.

By following a responsible policy that safeguarded the public finances, Sweden could stand on firm ground and was able to manage the financial crisis. At the same time, the Government has been prepared to meet a deeper and longer downturn. The Government has therefore been able to implement strong stabilisation policy measures to combat unemployment without incurring large budget deficits. During the downturn, the Government has also given priority to strong public finances and jobs through stabilisation policy and labour market measures and further structural measures such as strengthening the work-first principle. The Government has also made welfare a priority. Many countries will enter the slowdown now approaching with a large budget deficit and a government debt which even from the outset is unsustainable in the long run. Sweden with its sound public finances is in a much better position to meet the economic slowdown, even if it proves to be deeper and more protracted than currently expected.

The Government’s top priority is to guide Sweden to full employment by reducing exclusion. The value of having a job of one’s own, which provides freedom, security, solidarity and opportunities, cannot be emphasised enough. The policy will continue to create better conditions for growth, employment and welfare in all parts of the country within the framework of long-term sustainable public finances. Additional measures to strengthen the incentives for jobs and business, increase the economic margins for low and middle income earners and improve the functioning of the labour market are essential. The work to reform the education system should continue. Welfare activities will be developed and strengthened.

Sweden, together with other Nordic countries, has the least income inequality in the world. We will safeguard this position by enabling everyone to participate in growth and welfare.

In this Budget Bill, the Government therefore proposes measures to improve the financial situation for groups with squeezed margins, including pensioners and families with children who have low incomes. Youth unemployment has been a major problem in Sweden for a long time. The Government therefore proposes measures which can be expected to increase employment among young people.

The ongoing globalisation provides opportunities in the form of increased trade and commerce. At the same time, it requires Sweden to keep strengthening its competitiveness and innovative capacity. Sweden must continue to build on its strengths, such as a knowledge intensive industry, a growing service sector and a well-educated labour force able to adjust to constant structural change. Swedish enterprises must compete in the world market with knowledge and quality - a goal requiring private and public initiatives in education, research and innovation and a well-functioning transport and IT infrastructure.

Sweden is and will continue to be at the forefront of climate and environmental issues. Climate change, together with the preservation of biological diversity, the marine environment and a non-toxic environment, is the Government’s top environmental priority. Climate change is a global challenge and requires a global response. Sweden will pursue a forward-looking and cost-effective climate policy aimed at reducing emissions both nationally and internationally.

In its platform for the 2010 election, the Alliance parties presented a number of proposals, several of which were implemented in the 2011 Budget Bill. In the 2011 Spring Fiscal Policy Bill the Government clearly stated that the remaining reform ambitions could only be implemented if fiscal space existed and on the condition that important welfare and education reforms could be safeguarded. It is the Government’s opinion that there is not scope for all the remaining reform ambitions in the central government budget for 2012 but that they can still be implemented during the Government’s term of office. In addition, the new economic situation requires other kinds of measures. The Government’s reform ambitions will be implemented at a pace that is compatible with adequate safety margins in the public finances.

Less scope for reform in the wake of weaker public finances and the increased need for safety margins require responsible policies and stricter priorities in the central government budget. In the 2012 Budget Bill, the Government proposes measures to combat the slowdown in the labour market, promote a better functioning economy with a sustainable and high level of growth and employment in all parts of the country, reforms to improve welfare and the financial situation of vulnerable groups, and measures to increase competitiveness. The Government also wishes to stress that the work to further strengthen the framework for financial stability and make banks more resistant to financial market turmoil will continue.

1.1.2       Slower growth

Several factors now point to significantly weaker growth in the coming period than forecast in the 2011 Spring Fiscal Policy Bill. The financial market turmoil and increased uncertainty because of the fiscal balance problems particularly in the United States and a number of countries in the euro area will reduce economic growth in the next few years. GDP growth in Sweden will also be sharply reduced in the next year. This is primarily because the financial turmoil will lead to increased household uncertainty, making consumption grow more slowly. Also weaker global demand will contribute to lower GDP growth as export growth slows down over the next few years and businesses have less need to increase investment. All in all, GDP is expected to increase by 1.3 per cent in 2012, a downward revision of the forecast by 2.5 percentage points compared with the estimate in the 2011 Spring Fiscal Policy Bill (see Table 1.1) .

Because of the strong slowdown in the Swedish economy in autumn 2011, companies’ need to increase the number of people employed will decline. In principle, employment is expected to be unchanged from end-2011 to the second half of 2013. Unemployment will increase somewhat to an annual average of 7.8 per cent in 2012 and stay at approximately the same level in 2013. As demand in the economy again picks up speed, employment is expected to grow in 2014 and 2015, while unemployment will decrease once more, falling to 5.5 per cent in 2015.

Despite a sharp downward revision in growth for 2012 there is still a risk that developments will be significantly weaker than in current forecasts.

There is a risk that the fiscal balance problems in some countries will worsen. Thus, the international financial turmoil may increase and the difficulties may spread to the banking sector.

Tabell 1.1 Summary table

Percentage change unless otherwise stated Outcome 2010, forecast 2011-2015

	2010	2011	2012	2013	2014	2015
GDP	5.7	4.1	1.3	3.5	3.9	3.7
Productivity in the business sector (1,2)	4.1	3.3	1.1	2.9	2.1	1.6
Hours worked (2)	1.9	1.5	0.2	0.9	2.0	1.9
Employed (3)	1.1	2.2	0.0	0.4	1.6	1.8
Unemployment (4)	8.4	7.5	7.8	7.7	6.6	5.5
Open unemployment (5)	6.0	5.5	5.8	5.7	4.8	4.0
GDP gap (6)	-3.9	-2.2	-3.6	-2.9	-1.6	-0.9
Wages (7)	2.5	2.7	2.9	3.1	3.3	3.3
CPI (8)	1.2	3.0	1.2	1.8	2.6	2.5
Net lending (9)	-0.2	0.1	0.0	0.7	2.1	3.3

(1) Value added at base price per hour worked.

(2) Calendar adjusted data.

(3) Aged 15-74.

(4) Percentage of the labour force aged 15-74.

(5) The number of unemployed aged 16-64 excluding full-time students looking for work as a percentage of the labour force excluding full-time students looking for work.

(6) Percentage of potential GDP.

(7) Hourly wages according to short-term wage statistics.

(8) Annual average.

(9) Public sector. Per cent of GDP.

Sources: Statistics Sweden, National Mediation Office and own calculations.

1.1.3       The need for safety margins affects the scope for reform

Keeping public finances in good order is a cornerstone of the Government’s economic policy. Sweden’s strong public finances have played a decisive role in managing the financial crisis. The uncertainty about the intensity and duration of the downturn makes it even more important in the current situation to ensure that there are sufficient margins to meet a worse and possibly protracted development. The established expenditure ceiling will be observed and the surplus target maintained.

The lower growth will contribute to a less rapid improvement in government net lending than was expected in the 2011 Spring Fiscal Policy Bill. Government net lending for 2012-2015 has been revised downwards by between 1.1 and 2.1 per cent of GDP a year. As a result of this revision, together with the increased need for safety margins, the estimated scope for reform will be less than the forecast in the 2011 Spring Fiscal Policy Bill. In the Government’s opinion, a scope for reform of about SEK 15 billion for 2012 is appropriate, part of which represents temporary measures for meeting the effects of the downturn. Government net lending is expected to be close to balance in 2012. This ensures adequate safety margins for managing a significantly more difficult development than that currently forecast.

1.1.4       Measures in the 2012 Budget Bill

In the 2012 Budget Bill, the Government chooses, within the framework of a responsible policy with good safety margins, to give priority to:

•                  measures to address the slowdown,

•                  measures for sustainable and high growth, employment and stronger competitiveness,

•                  measures ensuring that welfare will benefit everyone, and

•                  measures for a stable financial system.

Measures to address the slowdown

To support the long-term unemployed and others with a weak foothold in the labour market, the Government proposes a labour market package with a number of measures to address the downside risks in the labour market. This package also includes measures to improve the employment services by strengthened support and services to those at risk of long-term unemployment, improved follow up of unemployed people’s job searches and higher quality and activity in the job and development guarantee and the job guarantee for young people.

Furthermore, a major extra infrastructure initiative for 2012 and 2013 is proposed. The initiative both creates jobs and meets the pent-up need for operation and maintenance and additional minor investment measures for roads and railways. It also contributes to Sweden’s long-term competitiveness.

Measures for sustainable and high growth, employment and enhanced competitiveness

The Government proposes a number of reforms to get more people working, strengthen the education system and increase the number of new and expanding businesses. The Government proposes reducing the value added tax on restaurant and catering services to create jobs, particularly for young people, and to stimulate entrepreneurship. In order to strengthen the workfirst principle, the Government also announces measures to improve the incentives to work for people with financial assistance and establishment benefits. The best income distribution policy in the long run is to provide people with more opportunities to have a job and earn their own living.

The Government also proposes a broad reform package for education as part of the long-term work to improve quality in the education system. The main focus of the reforms is to improve the status of the teaching profession and teachers’ skills by a career development reform with development steps for competent teachers in compulsory and upper secondary schools and initiatives for skills development. The Government also proposes measures to strengthen the quality of the upper secondary school vocational programmes and an initiative for work experience places in technology companies for students from certain programmes in the upper secondary school. Measures in higher education are also proposed with the overall aim of increasing the efficiency, quality and completion rate in higher education.

In addition, a number of tax measures are proposed to improve the conditions for jobs and business, for example, by improvements of the ‘3:12 rules’ and measures making saving in shares easier. The Government also proposes measures aimed at improving the conditions for jobs and business throughout Sweden, ensuring a secure and stable energy supply and improving the innovation rate in the economy. The Government will allocate funds to continue expanding the infrastructure for broadband.

Measures ensuring that welfare will benefit everyone

Welfare that is publicly financed should maintain the highest possible quality and benefit everyone. Sweden is and will remain one of the world’s most equitable and gender-equal countries. The burdens imposed by the weaker economy must be distributed fairly so that society will remain united. Pensioners, young adults and families with several children often have a low standard of living with small margins. The Government therefore wants to raise the housing allowance for young people without children and families with children. To improve the situation for pensioners with a low standard of living, the Government also proposes an increase in the housing supplement for old-age pensioners.

Publicly financed health care and social services of high quality help equalise people’s living conditions and opportunities in life. To improve the quality, accessibility and freedom of choice in health care and social services, the Government proposes initiatives to introduce a health care quality register, strengthen the patient’s position and improve accessibility in health care, and initiatives to improve public care for children and young people. The Government also proposes a number of adjustments in the sickness insurance reform, mostly as announced in the 2011 Spring Fiscal Policy Bill. The aim of the proposal is to make the reform work as intended. The Government has reached an agreement with the Green Party on a humane, legally certain and orderly migration policy. The work to give concrete form to the proposals in the agreement has begun.

A stable financial system

A well-functioning financial system is essential for the economy. The financial crisis made it clear that both preventive work and the ability to manage financial crises have to be strengthened. The system introduced in Sweden to manage financial crises is based on the principle that taxpayers’ money must be safeguarded, while financial stability is maintained.

As inadequate international supervision contributed to the emergence of the financial crisis, a new European structure for financial supervision has been created, with a systemic risk council to rapidly identify stability threats and three supervisory authorities to facilitate cross-border supervision.

The work to increase stability in the financial system continues on an ongoing basis. The financial stability framework with a stronger regulatory framework, improved supervision and effective crisis management mechanisms put in place by the Government should be further strengthened. As part of this work, the Government proposes a substantial increase in the resources of the Swedish Financial Supervisory Authority.

Under the Basel III agreement, new capital rules requiring more and better capital in credit institutions are proposed. Sweden has a large banking sector in relation to GDP. To safeguard financial stability and protect taxpayers’ money, it is the Government’s opinion that it should be possible for individual EU Member States to legislate capital requirements that are higher than the new international minimum requirements in Basel III.

Table 1.2 Reforms in the 2012 Budget Bill, effect on general government net lending(1)

SEK billion

	2012		2013	2014	2015
Measures to address the slowdown
Infrastructure initiatives	3.55	(2)	2.25
Labour market package	3.54		2.16	1.08	0.42
Measures for sustainably higher growth and employment
Lower VAT on restaurant and catering services	5.40		4.10	4.40	4.60
Tax measures for business and savings	-1.11		3.48	2.93	2.52
Innovation, entrepreneurship and competition	0.05		0.03	0.03	0.03
Action programme for the education system	0.24		0.74	1.18	1.31
Reforms to reduce dependence on financial assistance, etc.			0.15	0.30	0.30
Sustainable growth in all parts of Sweden	0.38		0.38	0.32	0.07
Measures to ensure that everyone shares in welfare
Health care and social services (3)	0.39		0.39	0.39	0.29
Fine-tuning sickness insurance	1.17		1.47	1.17	0.79
Young people and families with children	0.54		0.52	0.52	0.52
Pensioners	0.50		0.50	0.50	0.50
Migration policy	0.85		1.70	1.70	1.70
Tax reductions for donations to non-profit organisations	0.29		0.29	0.29	0.29

Other expenditure reforms	3.83		1.50	1.86	1.64
Other revenue reforms (4)	-1.05		-2.04	-2.23	-2.25

Total reforms that not affecting government net lending	3.56		0.29	0.34	0.34
Deterioration in net lending from proposals in the 2012 Budget Bill	15.03		17.31	14.09	12.38

Note: Amounts are rounded.

(1) A positive value signifies a deterioration in net lending.

(2) Of the change in appropriations, SEK 0.8 billion refers to spending promised in the 2011 Spring Fiscal Policy Bill which will have an impact on government net lending in 2011.

(3) The adjustment in the cost ceiling proposed for visits to outpatient care and for pharmaceuticals has no effect on general government net lending. The adjustment is estimated to increase both public revenue and expenditure by about SEK 0.5 billion in 2012 and by about SEK 1.0 billion a year from 2013.

(4) Including an estimate of revenue from the sale of emission allowances in the EU emissions trading system.

1.1.5       The Government’s continued reform ambitions

Key features of the policies pursued are safeguarding the work-first principle and sustainable public finances in the long term. The Government’s priority is to achieve full employment in Sweden. Everyone who can work should be able to obtain a job. In this way disparities are reduced and sustainable financing of public welfare is ensured. The way to full employment involves restoring the work-first principle and overcoming labour market exclusion, which has grown over the years. There must be a higher return to getting an education and working, it must be easier and less costly to hire new employees and more companies should be started, stay and expand in Sweden.

Against the background of increased turmoil, economic policy will combat the slowdown with temporary labour market and infrastructure measures. At the same time, the Government’s policies in the coming period will also focus on structurally warranted reforms, which will further strengthen Sweden. The Government implemented major reforms contributing to a better functioning economy, increased welfare and macroeconomic stability during its first term of office. This work will also continue in the coming period. The Government’s Future Commission will identify challenges for Sweden.

The Government’s reform ambitions for its current term of office, presented in the 2011 Budget Bill, will be implemented when there is a sustainable scope for reform and the economic situation permits and provided that important reforms in priority areas can be safeguarded.

To reduce exclusion, increase sustainable employment and make it more attractive to get an education and to start and run a business, the Government wants to further strengthen the in-work tax credit and raise the threshold for lower state income tax. When individuals and families get to keep more of their income, their independence and their opportunities to shape their own lives also increase. It is the Government’s ambition to continue improving the business climate and terms for entrepreneurial activity, investment and employment, for example by reviewing corporate taxation. The Government also intends to come back in 2013 or 2014 with proposals for tax cuts for pensioners, provided that public finances are in balance.

1.2          Introduction

This Budget Bill is presented in a situation of great uncertainty. Due to the weakness in government finances in the United States and many euro countries and the recent turmoil in the international financial markets, there is considerable uncertainty about the global economic recovery in the coming period. Against this background, a crucial element of fiscal policy is safeguarding sustainable public finances in the long run and maintaining adequate safety margins so that measures can be taken in the event of a more adverse development.

The following text presents the Government’s economic and budget policy outlook. The section begins with a review of the Government’s assessment of macroeconomic developments and the public finances. It is then followed by an estimate of the scope for reform and the overall objectives and challenges of economic policy. In conclusion, the Government’s proposals for measures in this Budget Bill, the Government’s continued reform efforts and the expected economic consequences of the measures are reported.

1.3          Outlook for the Swedish economy

An expansive fiscal and monetary policy contributed to a very strong economic upturn in the global economy in 2010. But the expansive fiscal policy and the economic crisis in combination with the high government debts and large budget deficits even before the financial crisis have led to very worrisome public finances in several countries in the euro area. For the EU as a whole, government debt expressed as a percentage of GDP, increased 21 percentage points between 2007 and 2010 to 80 per cent of GDP. Several countries in the euro area have therefore been forced to introduce a tight fiscal policy which has contributed to reducing global demand in the first six months of 2011. Weaker international growth and increased financial turmoil because of the fiscal balance problems in the United States and several countries in Europe will lead to slower growth prospects for Sweden.

In autumn 2011, after a strong recovery in 2010 and early 2011, the Swedish economy has begun to slow down. Increased financial turmoil and weaker international growth on account of budget deficit problems in the United States and several countries in Europe have worsened the outlook for the Swedish economy. Economic growth will fall sharply and unemployment will increase somewhat in 2012. The financial turmoil is expected to abate as the uncertainty about the debt problems in the United States and Europe decreases. The recovery in Sweden is therefore expected to pick up speed again from the second half of 2012 and onwards. The slowdown will, however, make the economic downturn more protracted than forecast in the 2011 Spring Fiscal Policy Bill.

There is considerable uncertainty about future economic growth. Overall, the downside risks are expected to predominate. In particular, there is a risk that the fiscal balance problems in other countries will worsen and thus that international financial turmoil will increase and the difficulties will spread to the banking sector.

1.3.1       Turmoil in the financial markets

After a gradual stabilisation in 2010 and the first months of 2011, financial market turmoil has increased again in the wake of the budget deficit problems in the euro area and the United States. The increased turmoil has made investors reduce their holdings of high-risk assets and move into what are normally regarded as safer investments. This has led to falling stock prices and increased demand for several countries’ government bonds, which has contributed to a dramatic fall in the bond interest rates in these countries, including Sweden. At the same time, the interest rate differentials between German government bonds and those of several other euro countries have risen to historically high levels.

Further extraordinary measures have been taken during the summer by central banks and governments aimed at improving the liquidity supply in the financial system.(1) Even with these measures, the stress level is high. Risk premiums for European banks have risen, even though they still are low compared with the acute stage of the financial crisis in autumn 2008.

The impact of the renewed financial market turbulence on Swedish banks has so far been limited. Swedish banks are well capitalised by international comparison and their direct exposure to euro area countries with major fiscal balance problems is small. But Swedish banks have large international operations and are dependent on foreign currency funding on an ongoing basis. In the first quarter of 2011, Swedish banks’ foreign currency funding came to 54 per cent of total market borrowing.(2) This level of foreign currency funding may be difficult to maintain if the problems in the European banking sector escalate sharply. Furthermore, borrowing by Swedish banks has relatively short maturities, which may give rise to funding difficulties should confidence between banks deteriorate.

There is considerable uncertainty about future developments. There is a risk that international financial turmoil will grow and become more protracted, resulting in more bank problems in the euro area. But the presumption is that governments in the euro area and the United States and the central banks in these countries will announce and take measures that gradually reduce financial market turmoil.

1.3.2       Slower growth in 2012

The Swedish economy continued to recover in the first half of 2011, but at a slower pace than in 2010. Behind the recovery are an expansive economic policy and a rapid increase in the demand for Swedish exports. These factors, in conjunction with a pent-up demand for consumption and investment and growing disposable income in the wake of an improved labour market, have contributed to increased consumption and investment and to companies’ upward adjustment of their stocks to normal levels. The increased output has in turn brought about a rapid growth in employment and a decline in unemployment. In the coming period, however, Sweden’s economic growth will slow markedly and there will be a pronounced economic slowdown in autumn

(1) For example, the European Central Bank has bought Spanish and Italian government bonds.

(2) Market borrowing is part of the banks’ total debt stock.

2011 and early 2012, resulting in lower resource utilisation.

The economic slowdown is due to the interaction of a number of factors. The growth in household consumption slowed down already in the first half of 2011 as a result of increased uncertainty about economic developments, weak growth in net worth and rising mortgage rates. The growing uncertainty about future economic developments, the negative stock market trend and stagnating housing prices in recent times are expected to further reduce consumption, resulting in weaker labour market growth. This will in turn lead to weaker growth in household disposable income and a higher level of precautionary savings, which will further dampen consumption growth. This is an important reason for the slower GDP growth in the second half of 2011 and first half of 2012. Weaker global demand will also contribute directly to weaker GDP growth as export growth slows down over the next few years and businesses then have less need to increase investment. Overall, GDP is expected to increase by 4.1 per cent in 2011 and by 1.3 per cent in 2012. The weaker growth in the Swedish economy will lead to a decline in resource utilisation in 2012. Measured by the GDP gap, resource utilisation will decrease from -2.2 per cent in 2011 to -3.6 per cent in 2012.

Tabell 1.3 Key indicators

Percentage change unless otherwise stated Outcome 2010, forecast 2011-2015

	2010	2011	2012	2013	2014	2015
GDP	5.7	4.1	1.3	3.5	3.9	3.7
Productivity growth, business sector (1,2)	4.1	3.3	1.1	2.9	2.1	1.6
Hours worked (2)	1.9	1.5	0.2	0.9	2.0	1.9
Employed (3)	1.1	2.2	0.0	0.4	1.6	1.8
Unemployment (4)	8.4	7.5	7.8	7.7	6.6	5.5
Open unemployment (5)	6.0	5.5	5.8	5.7	4.8	4.0
GDP gap (6)	-3.9	-2.2	-3.6	-2.9	-1.6	-0.9
Wages (7)	2.5	2.7	2.9	3.1	3.3	3.3
CPI (8)	1.2	3.0	1.2	1.8	2.6	2.5

(1) Value added at base price per hour worked.

(2) Calendar adjusted data.

(3) Aged 15-74.

(4) Percentage of the labour force aged 15-74.

(5) The number of unemployed aged 16-64 excluding full-time students looking for work as a percentage of the labour force excluding full-time students looking for work.

(6) Percentage of potential GDP.

(7) Hourly wages according to short-term wage statistics.

(8) Annual average.

Sources: Statistics Sweden, National Mediation Office and own calculations.

Figure 1.1 Swedish GDP

Note: GDP in fixed prices, reference year 2010. Quarterly values are seasonally adjusted.

Sources: Statistics Sweden and own estimates.

The turbulence in the financial markets is expected to continue in autumn 2011 and gradually abate in early 2012 as the heavily indebted countries in the euro area are expected to announce more credible consolidation programmes. But tight fiscal policies, a weak labour market, weak growth in net worth and limited options for conducting a more expansive monetary policy will cause the economic recovery in the United States and the euro area to proceed slowly over the next few years. At the same time, resource utilisation in the emerging economies (particularly China) is high and inflationary pressure is rising. Thus, growth prospects are more subdued in the emerging market economies. Taken together, these factors will result in a weak and protracted recovery in the international economy.

As turbulence in the financial markets abates, household consumption will accelerate again in the second half of 2012. An expansionary monetary policy and the expectation that household assets will begin to rise in value again will lead to a gradual acceleration in consumption in 2013. The international economy will recover, albeit slowly, from 2013-2015, contributing to higher export growth. As demand and output accelerate, the need for investment will be relatively large, resulting in strong investment growth 2013-2015.

GDP will grow by an average of 3.7 per cent annually 2013-2015. Resource utilisation will increase with the higher growth. Wages are expected to increase relatively slowly in 2011 because of moderate wage increases in the sectoral agreements and weak resource utilisation. The 2011 wage negotiations will start in the autumn. The continued low resource utilisation in the labour market and the economic slowdown in 2012 are expected to also result in moderate wage increases in the 2011 wage negotiations, which will contribute to a relatively slow increase in wages over the next few years. Because of the low resource utilisation, combined with slowly rising unit labour costs, underlying inflation will be lower than the Riksbank’s inflation target of 2 per cent throughout the forecast period. Thus, the Riksbank is expected to conduct an expansionary monetary policy over the next few years.

1.3.3       Slow labour market recovery

The labour market has grown strongly in the last two years. The number of people employed has increased sharply (see Figure 1.2). The number of people in the labour force has likewise increased. This increase is positive because in the long run, it is the labour supply that determines employment. The strong upturn in employment has also led to a decline in unemployment, even with the increase in labour force participation (see Figure 1.3). The good growth in the labour market over the past two years is attributable to both the economic upturn and the Government’s reforms.(3) One sign that the Government’s reforms have improved the way in which the labour market functions is that labour force participation held up during the financial crisis and that the strong increase in employment which then took place was not followed by any major shortages in the labour market. Despite these positive developments, resource utilisation in the labour market is low and traces of the financial crisis are still visible. The clearest indication of this is that unemployment is still high. In the second quarter of 2011, seasonally adjusted unemployment was 7.5 per cent. In addition, the employment rate is still lower than before the crisis because the working-age population has increased more rapidly than employment.

Figure 1.2 The labour force and the employed aged 15-74

Thousands of persons

Sources: Statistics Sweden, National Institute of Economic Research and own estimates.

Figure 1.3 Unemployment. Per cent of the labour force aged 15-74

Note: Time series break 2004/05 in the series Open unemployment, aged 16-64, owing to the change in the Labour Force Survey.

Sources: Statistics Sweden, National Institute of Economic Research and own estimates.

Because of the economic slowdown in Sweden in autumn 2011, companies’ need to increase the number of people employed will rapidly decline. In principle, employment is expected to be unchanged from end-2011 to the second half of 2013. During this time, the labour supply is expected to continue to increase because the working-age population is growing. Unemployment is therefore estimated to increase to 7.8 per cent in 2012 and remain at approximately the same level in 2013. As demand in the economy again picks up speed, employment is expected to grow in 2014 and 2015, while unemployment will decrease to 5.5 per cent in 2015. Due to the protracted economic downturn, resource utilisation in the labour market will first return to normal after 2015.

With the weak labour market growth, there is a risk that existing labour market problems may worsen. Long-term unemployment is still high and the number of people who are long-term unemployed will probably increase in the next few years. The risk of long-term unemployment differs from group to group (see Figure 1.4) .

(3) A more detailed description of labour market developments in recent years and a follow up of the Government’s employment policy can be found in the 2011 Spring Fiscal Policy Bill (Govt. Bill 2010/11:100, p.75).

People born outside Europe, older people, people with no more than a pre-upper secondary education and people with disabilities that reduce their capacity to work are more apt to be long-term unemployed than other groups. For these groups, it will be even more difficult to get jobs when the economy again weakens. Unemployment is expected to persist at a somewhat higher level due to the duration of the economic downturn. But these effects are expected to abate in the long run. Equilibrium unemployment is expected to come to about 5 per cent in 2015.

Figure 1.4             The unemployed and programme participants registered longer than two years

Percentage of the population in each group.

Note: Seasonally adjusted data.

Sources: The Public Employment Service and Statistics Sweden.

1.3.4       The downside risks predominate

Future economic developments and long-term sustainable economic growth are highly uncertain. Overall, the downside risks are expected to predominate.

The forecast is based on the assumption that financial market turmoil will continue in autumn 2011 and then gradually subside in early 2012. But there is a substantial risk that the fiscal balance problems in the euro area will grow worse, which would probably lead to increased financial market uncertainty.

At the same time, there is a risk that the acute fiscal balance problems in some countries will spread to a number of other countries in the euro area with weak government finances and poor growth prospects (see the box “What determines public debt development?”).

Another risk is that these problems will spread to the banking sector to a greater extent than assumed in the forecast. There is a risk that it will become very difficult for large banks in key euro area countries to borrow in the financial markets. This would result in sharply higher risk premiums and interest rate spreads. In such a situation, the intense financial market turmoil that existed during the financial crisis could reappear, which would affect Swedish banks and consequently the real economy. In such a scenario, macroeconomic developments would be much weaker than expected, both internationally and in Sweden. (4)

At the same time, it is possible that the financial market turmoil will abate rapidly during autumn 2011 and that asset prices will start rising again. In such a scenario, there are good prospects for higher growth and lower unemployment, particularly in 2012. Forward-looking indicators for both households and businesses indicate that production and employment will continue to increase, albeit more slowly than in spring 2011. With the higher economic growth indicated by these indicators, the Swedish economy may develop more strongly than predicted in the forecast. The high household savings ratio and the relatively large increase in disposable income also indicate that household consumption may increase more rapidly in the immediate future if the unrest abates soon and household wealth rises again.

(4) The macroeconomic effects of an escalation of the financial market turmoil are discussed in Section 5.6.

What determines public debt development?

Some countries’ problems with a large public debt justify a more detailed explanation of what causes the debt to grow.(5) The debt ratio is a key concept in this context and is defined here as general government consolidated gross debt (Maastricht debt) relative to GDP.(6)

There are four factors that are important in the development of the debt ratio: the original size of the debt ratio, the size of the general government primary deficit, the rate of GDP growth and the interest rate. A country with a large public debt in relation to GDP is sensitive to interest rate changes. If the interest rate increases due to declining confidence in fiscal policy, the debt ratio is likely to increase rapidly. Such a development requires the implementation of budget consolidation measures, i.e. that taxes are raised and/or expenditure is cut, if the interest rate is to fall and debt accumulation is to be kept under control. If the country’s government is unable to act swiftly to take control of the situation, confidence may decline further and borrowing costs may become even higher, making the economic situation worse. Thus a vicious circle is created.

The change in public debt as a percentage of GDP can, with some simplification, be expressed as:(7)

Δdebt = –primary balance – debt(Δ nominal GDP–interest)

where Δ indicates a change. The primary balance is the difference between revenue and expenditure except for government interest expenditure. The equation shows that if the interest rate is higher than nominal GDP growth, the debt will increase as a percentage of GDP even if the primary balance is in balance.

If the interest rate is significantly higher than nominal GDP growth, the debt may spiral out of control. A high initial debt level also increases the risk of a rapidly increasing debt ratio. The higher the debt and/or the interest rate in relation to GDP growth, the larger the primary balance must be for the debt ratio to remain unchanged. This relationship is also illustrated by Table 1.4, which shows the primary balance, as a percentage of GDP, that is theoretically required for the debt to be kept unchanged at various debt levels and differences between interest rate and growth.

Tabell 1.4 Primary balance required for unchanged debt ratio for various differences between the interest rate and growth and various levels of indebtedness

Per cent of GDP

	Debt ratio
Difference between nominal GDP growth and interest	200	150	100	50
-10	20.0	15.0	10.0	5.0
-5	10.0	7.5	5.0	2.5
0	0.0	0.0	0.0	0.0
5	-10.0	-7.5	-5.0	-2.5
10	-20.0	-15.0	-10.0	-5.0

Source: Own calculations.

If the interest rate is 10 percentage points higher than the growth, and the debt equals 150 per cent of GDP, primary surpluses equal to 15 per cent of GDP are required if the debt is not to grow.

Table 1.5 shows the key indicators that are important for debt development in Sweden and some EU countries relatively hard hit in the recent crisis. The table shows that the debt ratio has risen very rapidly, particularly in Greece and Ireland. It has also increased in Portugal and Italy whereas it has been stable in Sweden.

The rapid increase in the debt ratio in Greece, Ireland, Portugal and Italy is due to a number of factors. As Table 1.5 shows, the average difference between GDP growth and interest was about 10 percentage points in Greece and Ireland from 2008 to 2011, somewhat lower in Portugal and Italy and considerably lower in Sweden. Greece had a debt ratio of 143 per cent of GDP in 2010. Thus, Greece would have needed to have a primary surplus of 16 per cent of GDP in 2011 in order for the debt ratio not to increase in 2011. The large difference between GDP growth and interest, together with the

(5) In the discussion, financial assets in the public sector, for example in the form of pension funds, are not considered.

(6) The debt ratio as a concept is defined in some other contexts as the central government debt in relation to GDP.

(7) In this context, it is not taken into account that the debt is also affected by stock-flow adjustments, i.e. effects stemming from debt management, value changes, etc. which may have a substantial impact on debt accumulation. Because of these adjustments, the actual change in debt in Table 1.4 is not identical to the theoretically calculated change according to the equation above.

large deficits, explains the rapid increase in the debt ratio in Greece and the other countries in question.

Tabell 1.5 Key fiscal indicators

		2008	2009	2010	2011
	Primary net lending	3.9	0.2	0.7	1.6
	ΔGDP	2.5	-3.6	6.9	5.1
Sweden	Interest	3.9	3.3	2.9	3.0
	Growth - interest	-1.4	-6.9	4.0	2.1
	Debt	38.8	42.8	39.8	36.5
	Primary balance	-4.8	-10.3	-4.9	-2.8
	ΔGDP	4.3	-0.7	-2.0	-3.2
Greece	Interest	4.8	5.2	9.2	14.4
	Growth - interest	-0.5	-5.9	-11.2	-17.6
	Debt	110.7	127.1	142.8	157.7
	Primary balance	-6.0	-12.2	-29.2	-6.8
	ΔGDP	-4.9	-11.3	-3.6	1.2
Ireland	Interest	4.6	5.2	5.8	10.4
	Growth - interest	-9.5	-16.5	-9.4	-9.2
	Debt	44.4	65.6	96.2	112.0
	Primary balance	-0.5	-7.2	-6.1	-1.7
	ΔGDP	1.6	-2.0	2.3	-1.1
Portugal	Interest	4.5	4.2	5.4	9.4
	Growth - interest	-2.9	-6.2	-3.1	-10.5
	Debt	71.6	83.0	93.0	101.7
	Primary balance	2.5	-0.7	-0.1	0.8
	ΔGDP	1.5	-3.0	1.9	2.6
	Interest	4.7	4.3	4.0	5.0
Italy	Growth - interest	-3.2	-7.3	-2.1	-2.4
	Debt	106.3	116.1	119.0	120.3

Primary balance = general government primary net lending as a percentage of GDP, ΔGDP = the percentage change in nominal GDP, Interest (per cent) = the annual average on ten-year government bonds, Growth – interest = the difference between the nominal GDP growth rate and interest. Debt as a percentage of GDP = general government gross debt as a percentage of GDP.

Source: European Economic Forecast, Spring 2011, European Economy 1/2011.

In an economic downturn, the GDP growth rate declines and the interest rate usually falls. A slowdown causes a reassessment of various types of risk. A debt ratio, which was not seen as problematic before the crisis may in a short time be seen as and become a serious problem. States with low creditworthiness may then instead experience rising interest rates, if creditors require a risk premium for continuing to lend. Thus the difference between GDP growth and the interest rate level will increase. As the GDP growth rate declines and the interest rate increases, even higher primary balances are required to prevent the debt from rising in an alarming way. In this way, higher interest expenditure will crowd out priority expenditure. Figure 1.5 illustrates how interest rates in Sweden and a number of EU Member States in crisis have developed since 2008.

Figure 1.5 Interest rates on ten-year government bonds

Per cent

Source: Ecowin.

The figure shows that interest rates have risen markedly in recent years in Greece, Ireland and Portugal, while the rate in Sweden has fallen. GDP growth has in many cases been very low or even negative. The rise in interest rates in Greece, Ireland and Portugal has been so steep that it has led to extensive requirements to strengthen the primary balance in order to stabilise the debt ratio. These countries have been unable to finance their deficits in the regular financial markets, so they have received special support from other EU countries and the IMF instead. To reverse this development and bring interest rates down, it will be necessary to re-establish confidence in fiscal policy by way of a credible and clear consolidation programme.

1.4          Public finances

1.4.1       A balanced net lending position

Since 2009 the public finances have strengthened in line with economic growth. Net lending is forecast to be about in balance in 2011 and 2012 and then strengthen rapidly in 2014 and 2015 (see Table 1.6).

Net lending for 2011 has been revised downwards by 0.2 per cent of GDP compared with the forecast in the 2011 Spring Fiscal Policy Bill.

For 2012-2015, net lending has been revised downwards by between 1.1 and 2.1 per cent of GDP a year. This is mainly due to lower tax revenue on account of weaker economic growth. Expenditures subject to the expenditureceiling for 2012 through 2014 have been revised upwards compared with the 2011 Spring Fiscal Policy Bill, primarily as a result of higher unemployment and the proposals presented in this Budget Bill. Expenditures subject to the expenditureceiling in 2015 have been revised downwards, due to lower estimated pension system expenditures.

It is the central government budget that accounts for the strengthening of the public finances between 2010 and 2011. Net lending in the public old age pension system is decreasing over time but remains positive. During the forecast period, there will be a small deficit in the local government sector, but a positive outcome under the accounting principles in effect for the balanced budget requirement for local governments.(8)

Consolidated gross debt was 39.7 per cent of GDP at the end of 2010, which provides a comfortable margin to the reference value in the EU Stability and Growth Pact of 60 per cent of GDP. A lower surplus in net lending and an adjustment of the technical assumption about the sale of state shares (see also Section 10), contribute to the debt being expected to decline somewhat more slowly compared with the forecast in the 2011 Spring Fiscal Policy Bill. In 2015, the consolidated gross debt is estimated to 26 per cent of GDP.

Owing to the great uncertainty about future economic developments, there is also considerable uncertainty in the fiscal forecasts. Weaker economic growth is quick to affect public finances. Slower labour market growth has a particularly large impact because almost two thirds of total tax revenue comes from the taxation of earned income.

Tabell 1.6 Consolidated general government finances

SEK billion

Outcome 2010, forecast 2011-2015

	2010	2011	2012	2013	2014	2015
Revenue	1 680	1 721	1 763	1 830	1 926	2 027
Per cent of GDP	50.8	49.8	50.1	49.8	49.7	49.7
Taxes and charges	1 506	1 543	1 580	1 642	1 731	1 820
Per cent of GDP	45.5	44.6	44.9	44.7	44.7	44.6
Other revenue	174	179	183	188	195	207
Expenditure	1 686	1 717	1 765	1 803	1 846	1 893
Per cent of GDP	51.0	49.7	50.2	49.0	47.6	46.4
Net lending	-6.7	4.3	-1.7	27.4	80.2	133.9
Per cent of GDP	-0.2	0.1	0.0	0.7	2.1	3.3
Consolidated gross debt	1 313	1 275	1 271	1 248	1 171	1 060
Per cent of GDP	39.7	36.9	36.2	34.0	30.2	26.0

Sources: Statistics Sweden and own calculations.

1.4.2       Less scope for reform

In every Budget Bill, the Government makes a fresh estimate of the fiscal space, the ‘scope for reform’.

Determinants of the scope for reform

The scope for reform is estimated by reconciling net lending with the surplus target where a number of factors are considered in the estimate (see also Section 4). The surplus target is defined as a surplus that will be reached over a business cycle. The reconciliation is based on several different indicators since there is not a single indicator that clearly measures whether the target has been met.

As a result of recommendations from the Fiscal Policy Council and the Swedish National Audit Office, beginning with the 2010 Spring Fiscal Policy Bill, a clear distinction is made between a backward- and a forward-looking estimate of the surplus target. The forward -looking

(8) Differences between local government accounts and the national accounts may amount to several billion kronor in some years. Local government accounts are based on the same accounting principles followed by the business sector. If, for example, investment expenditure increases sharply between two years, it has an immediate impact on net lending, while the result is only affected by depreciation.

follow-up is made to establish the scope for reform or need for budget consolidation. The indicators used for this evaluation are the seven-year indicator and structural net lending.(9) The assessment of the seven-year indicator also takes into account the average cyclical situation during the period covered by the indicator. The backward-looking analysis is made to ascertain whether there have been any systematic errors in fiscal policy that could affect meeting the target in the coming period. The average net lending in the last ten-year period is used in this analysis. Based on these indicators, an overall assessment of the scope for reform is then made which also takes into account the uncertainty in the estimate, the risk situation and the appropriateness of the fiscal policy based on the cyclical situation. The risk situation includes the possibility that net lending and the economy may develop differently than forecast. The risk of an asymmetric business cycle, i.e. that the economy is not in balance on average over a business cycle, is also considered in the assessment as part of the risk situation.(10)

In principle, the scope for reform is determined based on how large net lending is in the long run. This is determined by the long-term growth in production capacity in Sweden, which in turn is decided primarily by the number of hours worked in the economy, human capital and the growth in the capital stock. While long-term production capacity is decisive for the scope for reform and the possibility of taking new measures, policy measures may affect the production level and thus the scope for reform. For example, the in-work tax credit contributes to a sustainable increase in the number of hours worked and employment and thus to an increase in the tax base. This effect helps reduce the credit’s pressure on the public finances. The measures taken by the Government within the framework of the sickness insurance system and the unemployment benefit rules also contribute to a sustainable increase in the number of hours worked in the economy.

The estimate of the scope for reform is always based on a forecast for net lending, in which it is assumed that no new discretionary measures will be taken beyond those already adopted or announced in the relevant budget bill. Given normal economic growth, without large structural changes in the economy, this procedure normally means that tax revenue increases at the same rate as GDP, while expenditure decreases as a percentage of GDP. This is because some expenditures are not indexed.

Estimating the room for reform based on the indicators for following up the surplus target

The backward-looking ten-year average for net lending for 2001–2010 was 0.8 per cent of GDP (see Table 1.7).  Net lending was thus slightly lower than the target level. Adjusted for the average cyclical situation, however, average net lending was 1.4 per cent of GDP, i.e. slightly higher than the target. This indicates that there are not any systematic errors in the fiscal policy that will affect meeting the target in the coming period.

When estimating the forward-looking indicators, the effects of the reforms for 2012 proposed in this bill have been taken into account. The reforms are estimated to worsen general government net lending by about SEK 15 billion in 2012. The seven-year indicator will come to 0.5 per cent of GDP in 2011 and to 0.7 per cent of GDP in 2012. These indicators suggest that net lending will be slightly lower than the surplus target on a sustainable basis. But the cyclically adjusted seven-year indicator for the same years indicates that net lending will be more than 1 percentage point higher than the surplus target. The risk of an asymmetric cyclical development indicates that the emphasis should be on both the cyclically adjusted and the non-cyclically adjusted indicators. Overall, average net lending is estimated to exceed the surplus target in these years.

Structural net lending comes to 2.0 per cent of GDP in 2012 and then gradually rises during the forecast period to 3.7 per cent in 2015. This indicator thus shows that net lending will be well over the surplus target, particularly towards the end of the forecast period.

(9) The seven-year indicator is a seven-year centred mean for general government net lending. The seven-year mean for 2011 covers net lending from 2008 to 2014. Structural net lending shows how large net lending would be in a normal cyclical situation.

(10) The Fiscal Policy Council and the National Audit Office have argued that using a number of indicators makes the Government follow-up of the surplus target and the estimate of the scope for reform difficult to interpret (see also Section 12).

Tabell 1.7 Net lending and indicators for its reconciliation with the surplus target

Per cent of GDP and potential GDP Outcome 2010, forecast 2011-2015

	2010	2011	2012	2013	2014	2015
Net lending	-0.2	0.1	0.0	0.7	2.1	3.3
Backward-looking
ten-year average	0.8
cyclically adjusted (1)	1.4
Seven-year indicator	0.7	0.5	0.7
cyclically adjusted (1)	2.1	2.2	2.5
Structural net lending	1.9	1.5	2.0	2.4	3.0	3.7
GDP gap	-3.9	-2.2	-3.6	-2.9	-1.6	-0.9
Ten-year average	-1.0
Seven-year average	-2.3	-3.0	-3.1

(1) The cyclical adjustment is made by decreasing the indicator’s value by the GDP gap during the corresponding period multiplied by the elasticity 0.55.

Sources: Statistics Sweden and own calculations.

Estimating the scope for reform based on the indicators, taking into account the uncertainty in the estimate and the risk situation

The two forward-looking indicators used by the Government to follow up the surplus target show that net lending, when the cyclical situation is taken into account, are sustainably higher than required by the surplus target. There is, however, some uncertainty in the indicators used above. For example, the Fiscal Policy Council has shown that the forecast uncertainty in net lending for 2000-2010 is already as much as +/-2 percentage points for the current year.(11)

The estimate of structural net lending is, however, also uncertain. Estimates indicate that it is not unusual for structural net lending for an outcome year to be adjusted ex post by more than one percentage point (see the box “The assessment of net lending is uncertain” in Section 4). The average difference between the lowest and the highest estimate of structural net lending for any one outcome year was as much as 2 per cent of GDP from 2000–2010. If structural net lending were to be revised downwards ex post by the same amount, there would be no scope for reform at all in 2012.

As discussed above, the uncertainty about future economic developments makes it particularly important to maintain good safety margins in public finances for the time being. Historical experience shows that the direct costs for saving the financial system in a crisis country can be very large: more than 50 per cent of GDP (see the box “What does a crisis cost?” in Section 4). In the 1990s crisis, Sweden’s direct costs amounted to between 3.6 and 6.4 per cent of GDP. But the total costs resulting from a serious crisis are much larger. For a country that has experienced a serious crisis, the real central government debt has on average increased by as much as 86 per cent three years after the crisis. These figures definitely show that it is impossible to avoid large net lending deficits in the event of a crisis in the financial system simply by maintaining safety margins in public finances.(12) But such margins may, however, contribute to strengthening confidence that the policies pursued will not make the problem worse.

A further argument for maintaining good safety margins in this situation is that Sweden’s net lending is currently significantly lower than it was when the financial crisis started in 2008 (see Section 1.5.1). Against this background, the Government thinks that it is more responsible to correct too high a permanent net lending afterwards by taking urgent structural and welfare reforms than to be forced to make cuts should the downside risks be realised.

Estimate of the room for reform given the cyclical situation

While adequate safety margins must be maintained in public finances, fiscal policy should not be too tight, since resource utilisation is weak from the outset and expected to weaken further in 2012. On the one hand, the forecasts for GDP and employment indicate that a somewhat more expansionary fiscal policy could be justified. On the other hand, downside risks indicate that it is now particularly important to maintain good safety margins in the public finances. It is difficult to find the right balance between what importance to attach to good safety margins in the public finances and what importance to attach to avoiding an overly tight fiscal policy when re-

(11) Fiscal Policy Council (2011), “Swedish Fiscal Policy”.

(12) The Government also has a stability fund available for financing possible support initiatives (see Section 1.5.2).

source utilisation in the labour market is still weak. In view of the very uncertain international situation, it is the Government’s opinion that maintaining safety margins in public finances currently has priority. The advantages of a more expansionary fiscal policy in 2012 are not nearly as important as the risks that financial markets could lose confidence in the sustainability of public finances and the consequences this could have for Sweden’s labour market (see box “What determines public debt development?”). At the same time, allowing the automatic stabilisers in the budget to work fully will strengthen demand.

Overall assessment of the scope for reform in 2012

The Government announced a number of reform ambitions in the 2011 Budget Bill. They were made on the condition that important reforms in priority welfare areas could be safeguarded, the surplus target would be met, the expenditure ceiling observed and there would be a sustainable scope for reform.

In the 2011 Spring Budget Bill, the Government’s assessment was that most of the reform ambitions for the Government’s term of office could be implemented already in 2012 and 2013. But it was emphasised that in view of the risk situation, a fresh estimate of the scope for reform would be made in the 2012 Budget Bill.

In the event of significantly worse economic development than in the base scenario, where there is a serious risk that employment will weaken, there must be scope for taking further measures to support employment and economic growth. There must also be scope for managing a significantly more difficult financial market situation. Such measures can only be taken if there is an adequate buffer. This ensures that net lending will be able to return to a surplus when the cyclical situation is normalised and the expenditure ceiling is not jeopardised.

It is the Government’s opinion that the reform ambitions described in the 2011 Budget Bill can still be implemented during the Government’s term of office. But in this situation, the need to maintain adequate safety margins at the same time that the new cyclical situation requires scope for other kinds of measures means that some of the reform ambitions may first be implemented later in the mandate period than was expected in the 2011 Spring Fiscal Policy Bill. All in all, a scope for reform of about SEK 15 billion for 2012, part of which represents temporary initiatives for addressing the effects of the downturn, is considered appropriate. Thus, fiscal policy will be somewhat tightening between 2011 and 2012 when measured as the change in structural net lending. The expectation is, however, that this strategy considerably increases the chances of being able to manage a significantly more difficult development than that assumed in this Budget Bill. In an already uncertain situation, it also helps households and businesses not to feel uncertain about fiscal sustainability. It is important that in this situation, households and businesses can expect fiscal policy to be conducted in a responsible manner and that cuts in the social security or welfare systems or large tax increases will not be necessary for the public finances to be sustainable in the long run.

1.4.3       Expenditure ceiling for 2015

The expenditure ceiling sets an upper limit on how high expenditures can be for each individual year. The expenditure ceiling gives the Riksdag and the Government better possibilities for the necessary control and governance over budgeted expenditures and expenditure growth. The expenditure ceiling also clarifies the need to prioritise between expenditure areas and forestalls a development where insufficient control over expenditures would lead to a need to raise the tax take.

The Government’s expenditure ceiling proposal is based on the actual forecast of the public finances and on the fiscal framework, which stipulates that the expenditure ceiling is to be set at a level that is consistent with the surplus target and a long-term sustainable fiscal policy. The considerations underlying the expenditure ceiling for a new year are described as the ceiling that is justified based on how it relates to other macroeconomic factors (see also Section 4.5) . The Government in the 2011 Spring Fiscal Policy Bill estimated that the expenditure ceiling should increase by SEK 20 billion between 2014 and 2015. It is still the Government’s opinion that this estimate is appropriate and that the expenditure ceiling provides stable support for the surplus target in 2015.

With the proposed expenditure ceiling, the budget margin for 2015 comes to SEK 57 billion (see Table 1.8). In the Budget Bill for 2015, the budget margin for 2015 should, due to the uncertainty, come to at least 1.5 per cent of the expenditures subject to the ceiling or about SEK 16 billion in accordance with the Government’s guideline. (13)

Tabell 1.8 Expenditure ceilings 2011-2015

SEK billion, unless otherwise stated

	2011	2012	2013	2014	2015
Government’s proposed expenditure ceiling	1 063	1 084	1 093	1 103	1 123
Expenditure ceiling, percentage of potential GDP	30.1	29.7	28.8	27.9	27.3
Expenditures subject to the ceiling	997	1 031	1 043	1 053	1 066
Budget margin	66	53	50	50	57
Budget margin, percentage of expenditures subject to the ceiling	6.6	5.2	4.8	4.7	5.4
Budget margin, percentage of GDP	1.9	1.5	1.4	1.3	1.4
Structural government net lending, percentage of GDP	1.5	2.0	2.4	3.0	3.7

Source: Own calculations.

Of the current estimate of the expenditures subject to the ceiling in 2015, the maximum scope for new expenditures under the expenditure ceiling up to and including the 2015 Budget Bill is about SEK 41 billion or more than SEK 10 billion on average in permanent new expenditures a year up to and including the 2015 Budget Bill. This increase is the same order of magnitude as the average annual increase in expenditures subject to the ceiling in the last decade resulting from decisions on reforms and savings. (14)

A precondition for using the budget margin for reforms is that a sufficiently large margin remains for managing expenditures in case of a worse than expected economic development (see also Section 4.1.3). For example, if the volumes in the labour market related transfers willnot decrease at the end of the period as much as assumed in the expenditure forecast, expenditure would be significantly higher in 2015. Pension system expenditures are another example. Since the 2011 Spring Fiscal Policy Bill, for example, pension system expenditures have been revised downwards by SEK 14 billion 2015 because of changed conditions.

The Government expects the surpluses in public finances to grow up to 2015. If, over the coming years, the Government sees a scope for reform gradually emerge, it would be appropriate to use part of this scope for reforms on the expenditure side. The scope for expenditure initiatives will eventually be limited by how much of the budget margin is used for other kinds of expenditure increases in the period up to the 2015 Budget Bill, for example, because of macroeconomic developments. The expenditures subject to the ceiling cannot increase by more than the size of the budget margin, no matter what kind of expenditure increase hypothetically uses the 2015 budget margin until the end of that year. It is the Government’s opinion that in relation to the estimate of the surplus in the public finances in 2015, the budget margin for 2015 is no larger than needed to provide stable support to the surplus target.

1.5          Challenges for stability

The weakness of the public finances, particularly in the United States and many euro countries, the recent turmoil in the financial markets, and clear indications that growth in the United States and the euro area are slow involve large risks for global economic growth in the coming period. What those countries with major problems have in common is the financial markets’ lack of confidence that they will be able to meet their commitments. The world is moving towards a new economic downturn where the strength and duration of the downturn are difficult to forecast.

These risks entail significant challenges for Swedish economic policy. It is essential that fiscal policy in this uncertain situation does not create uncertainty but rather contributes to

(13) Under the guideline, the budget margin should be at least 1 per cent of the expenditures subject to the ceiling for the current year, at least 1.5 per cent for year t+1, at least 2 per cent for year t+2 and at least 3 per cent for t+3.

(14) The average annual net increase in expenditures subject to the ceiling in the last decade resulting from decisions on reforms and savings is estimated at about SEK 12 billion in price level 2010.

stability and maintains good safety margins. The financial crisis also showed how swiftly uncertainty and instability can emerge in the financial system, and thus how fragile the system can be. Another key task of economic policy is therefore to safeguard a stable financial system and well-functioning financial markets.

1.5.1       The need for safety margins

Now as global growth weakens, many countries, unlike Sweden, risk entering a second economic downturn with large budget deficits and central government debts which even from the outset are unsustainable in the long run. This sharply reduces these countries’ ability to implement the type of fiscal stimulus measures taken during the financial crisis. These countries also have little possibility of pursuing a more expansionary monetary policy since key interest rates are already very low and a number of unconventional monetary policy measures have already been taken.

Even if the conditions for managing a sharp downturn with fiscal and monetary policy are better in Sweden than in many other countries, there are some important differences between the current situation and that which existed at the outset of the financial crisis. In 2008, net lending was much higher in Sweden than it is currently (2.2 per cent of GDP compared with 0.1 per cent of GDP in 2011). The Riksbank’s key interest rate was also considerably higher than it is now (4.75 per cent compared with 2 per cent). Thus, the scope for lowering net lending and the repo rate is much more limited now than at the outset of the financial crisis. But the initial low interest rate implies that monetary policy is already expansionary in the current situation.

The current stabilisation policy stance will continue

Even though a sharp slowdown in economic growth is expected in 2012, negative growth figures like those in the financial crisis are unlikely. Furthermore, general government net lending is lower than it was at the beginning of the financial crisis. Therefore, in the Government’s opinion, there is currently no reason to take fiscal measures of the same magnitude as those taken during the financial crisis to stimulate demand.

But with the current weak economic growth, it is important for fiscal policy not to be too tight. Targeted measures, particularly labour market measures, should thus be taken to combat the slowdown in the labour market. It is also important for there to be room to allow the automatic stabilisers to work fully. Unlike many other countries, Sweden has strong automatic stabilisers which help mitigate a downturn substantially. (15)

The economic crisis that began in 2008 has raised the issue of the cyclical sensitivity of local government finances and the risk that municipalities and county councils may act procyclically by changing expenditures and taxes, i.e. in a way which could contribute to exacerbating cyclical swings. The local government balanced budget requirement, which is an important part of the fiscal framework, could reinforce this behaviour. Against this background, the Government has appointed an inquiry (dir. 2010:29) whose remit was presented on 15 September 2011. The Government intends to come back on this issue. The aim is to create a more robust regulatory framework for preventing a procyclical policy in municipalities and county councils.

Stabilisation policy measures in the event of a more adverse economic development

In the event of a more adverse economic development, it is important to make use of the experience gained from developments during the financial crisis.

One conclusion is that it is important to have adequate safety margins in public finances, both before and during a downturn that risks becoming worse. The financial crisis hit with full force during the latter part of September 2008, even though there had been considerable turmoil in the financial markets ever since 2007. In 2007 and 2008, the indicators used by the Government to follow up the surplus target showed that

(15) The automatic stabilisers emerge because tax revenue automatically declines (rises) and expenditure for unemployment insurance and some welfare benefits automatically increase (decrease) in a cyclical downturn (upturn).

net lending exceeded the targeted level. The Government, however, thought that there was less scope for reform than the indicators showed when the uncertainty in the estimate, the risk situation and the need to have good safety margins in the public finances were taken into account. Several actors were then of the opinion that the Government was saving too much. In 2009, public finances deteriorated rapidly and structural net lending was revised sharply downwards. This demonstrates the importance of taking into account the uncertainty in the estimate and the risk situation when estimating the scope for reform. Against this background, it is essential for there to be room for further stabilisation measures in case the economy grows more weakly than the current forecast indicates. Further measures should only be taken if they do not jeopardise confidence in the public finances.

A second conclusion is that it is essential to give careful consideration to the composition of stabilisation policy measures. When the crisis erupted in 2008, Sweden, thanks to having its public finances in good order, was one of the EU Member States where fiscal policy could most forcefully reduce the impact of the crisis by allowing the automatic stabilisers to work fully and by taking active measures. In the 2009 Budget Bill, the Government stated that financial market turmoil had increased and an economic slowdown was expected. A number of reforms aimed at mitigating the downturn were proposed in the Bill. Most of the reforms consisted of bringing forward permanent measures, such as strengthening the in-work tax credit. As sustainable scope for reform had been ensured, the Government was able to implement a number of structurally warranted reforms, which at the same time helped hold up aggregate demand and thus mitigate the economic downturn.

After the 2009 Budget Bill, there was, historically speaking, a sharp downturn in the global economy. The crisis had spread to the real economy. The Government was of the opinion that this would contribute to pushing up unemployment in Sweden substantially. In the bill Measures for jobs and adjustment (Bill 2008/09:97), which was presented in January 2009, the Government therefore presented a crisis package with mainly labour market measures and the introduction of a tax reduction for repair, maintenance and improvement (the ROT deduction).

The crisis package was strengthened in the 2009 Spring Fiscal Policy Bill, in particular by a temporary increase in the general central government grants to local governments. In the 2010 Budget Bill, the crisis package was further strengthened by increased temporary central government grants to local governments, more labour market measures and a strengthened in-work tax credit. These measures could be implemented since the risks surrounding the public finances were deemed to have decreased markedly.

One important basis for most of the measures taken during the financial crisis was that they had to be effective measured in terms of the number of jobs created per krona invested. A second basis was that if permanent measures were to be taken, most should contribute to a better functioning economy in the long run. A third basis was that the temporary measures should be phased out as soon as the economy had recovered. A fourth basis was that it is not possible to completely counter a sharp economic downturn with active fiscal policy measures without putting the public finances at risk. But the measures may help restrain the rise in unemployment. Finally, the Government considered it essential for the burdens of the crisis to be fairly distributed in order to safeguard social cohesion throughout the crisis. The measures implemented, together with allowing the automatic stabilisers to work fully, are important in explaining why the effects of the financial crisis on the real economy were less protracted in Sweden than in many other countries. This experience demonstrates that there have to be margins making it possible to take measures of this kind in a deteriorating economic situation.

1.5.2       Challenges for financial stability

The financial crisis and the continued market turmoil show how hard turmoil in the international financial markets can hit the financial system and ultimately the Swedish economy. A serious crisis in the financial system may have major repercussions and social costs, as the recent financial crisis demonstrated. The financial market turmoil in late summer 2011 is primarily caused by increased uncertainty about the ability of heavily indebted states to manage large deficits and debts. This has created market turmoil, which has an adverse effect on growth prospects.

The growing financial sector and the deepening integration of the Swedish and international financial markets increase the need for well-functioning financial markets. A key task of economic policy is safeguarding a stable financial system. An extensive array of tools and possible measures are available to the Government (see the box “Measures for a stable financial system”). Work to further strengthen financial stability is ongoing.

Greater stability in the financial system

Clear risks exist that could contribute to instability in the Swedish economy. Weak public finances in several EU Member States and the United States have created considerable uncertainty in financial markets, resulting in increased volatility in the interest and stock markets in late summer. Because of Sweden’s strong public finances, there is a high level of confidence in the Swedish Government’s ability to meet its obligations. The Swedish financial markets, and thus financial stability, are nevertheless affected by the international turmoil.

The Swedish banks weathered the financial crisis better than banks in many other countries, partly owing to special support measures adopted by the Riksdag and the Government. Even with these measures, there were times during the crisis when financial stability was threatened because some credit institutions found themselves in precarious situations. Currently, the banks are relatively profitable and relatively well capitalised by international standards. But the financial crisis showed how swiftly uncertainty and instability can emerge in the financial system and thus how fragile the system can be.

By international standards, Sweden has a large banking system in relation to the size of the economy. Therefore, a failure in the banking sector can be very costly for the Government and the taxpayers to handle. The four Swedish banking groups’ total assets in Sweden and abroad are more than three times Sweden’s GDP. Nordea is by far the largest group (see Table 1.9) .

Tabell 1.9 The four largest banks’ assets in the second quarter of 2011 and core primary capital at the end of 2010

	Assets as a per cent of GDP	Core primary capital incl. capital floor rules, per cent
Handelsbanken	66	8.6
Nordea	160	8.9
SEB	65	10.9
Swedbank	52	10.1

Note: An exchange rate of 9.1 SEKper euro was used for converting Nordea’s figures from euros into kronor. Core primary capital as a percentage of risk-weighted assets.

Sources: Bank quarterly reports, the Financial Supervisory Authority.

The largest Swedish banks were relatively well capitalised at the end of 2010 with core primary capital (including capital floor rules) of between 8 and 11 per cent of their risk-weighted assets. (16) These are high levels both by international standards and in relation to current minimum requirements.

Another risk factor is the banks’ increased international operations. Thus possible problems in the banks’ international operations risk becoming a burden for Swedish taxpayers. The banks’ growing international operations have also been a factor in the increasing need for foreign currency funding. In the first quarter of 2011, 54 per cent of the banks’ total market funding of SEK 2 832 billion was foreign currency debt. This funding could be difficult to maintain in a crisis. Swedish banks are also so interlinked by their extensive mutual transactions that problems in one bank could easily spread to other banks. Another risk factor is that the banks’ borrowing is relatively short term.

Alongside the risk situation in the banking system, the relatively high household indebtedness is also a risk. Total household debt in July 2011 was SEK 2 600 billion, of which 2 100 billion represents housing loans, or about 75 per cent and over 60 per cent of GDP respectively. The average Swedish household has debts of more than 170 per cent of its annual

(16) The Basel II rules were to come into full effect by the end of 2009 after a three-year transition period. With the financial crisis in 2008, a reduction in capital requirements was considered inappropriate and therefore the transition was frozen by means of floor rules. These mean that the capital requirements for a credit institution under Basel II cannot be less than 80 per cent of the level they would have been under the Basel I rules. Under the Basel III agreement, the new capital requirements proposed will come into effect beginning in 2013.

disposable income. This debt ratio has risen uninterruptedly since the mid-1990s (see Figure 1.6). It is natural and reasonable for the household debt ratio to grow as financial markets develop and the availability of credit improves. But all the same, the sharp increase in household indebtedness over the last 15 years requires vigilance.

Figure 1.6 Household debt- and interest ratio

Per cent of disposible income

Source: The Riksbank.

Against this background, it is the Government’s opinion that it is important to take preventive action in order to safeguard financial stability. Above all, the Government intends to increase stability in the banking system by higher capital requirements. The reasons for introducing higher capital requirements are to reduce both the risk of failures and the costs to taxpayers in the event of a banking crisis.

The new Basel III rules include higher requirements for both the quality and the level of bank capital. The minimum requirement for core primary capital, i.e. mainly equity and accumulated profits, means that will increase from 2 to 7 per cent of the risk-weighted assets. This will make the banking system more robust and resilient in the event of financial shocks and future losses. The new regulatory framework will be phased in 2013-2018.

Basel III also contains other rules that further strengthen the financial system. A non-risk-weighted leverage ratio will be introduced. The purpose of this requirement is to reduce the risks that may emerge because banks and credit institutions have different internal models for calculating their risks. An absolute non-risk-weighted leverage ratio will be independent of the banks’ internal models since it uses balance sheet figures. Furthermore, liquidity provisions for banks will be tightened. The financial crisis caused liquidity shortages in many financial institutions, which in turn required extensive measures by national central banks and debt offices. With the Basel III agreement, banks will also be better able to obtain funding in crisis situations.

The Riksdag has also decided to extend the capital floor rules to also apply after 31 December 2011. This will prevent capital requirements for banks and credit institutions from falling sharply before the higher levels of Basel III come into force.

Even though according to the Basel III rules the banks will have both more and higher quality capital in the form of core primary capital, it is economically justified to impose higher requirements for core primary capital (in relation to risk-weighted assets) than the minimum level in order to make the banks more resilient to losses and crises. A future tightening of the core primary capital requirement should mainly be directed at large systemically important banks. This is justified primarily because the costs of a systemic crisis are much larger than the consequences of a small bank’s failure.

In autumn 2011, Sweden and the other 26 EU Member States will begin to negotiate the rules to be introduced as a result of the Basel III agreement. The proposal presented by the EU Commission on 20 July 2011 will lead to a full harmonisation of the capital requirements. It is the Government’s opinion, however, that it must be possible for individual countries in the EU to legislate higher capital requirements if it is justified to safeguard financial stability and protect taxpayers’ money. The outcome of these negotiations will influence how Sweden can proceed on the issue of increasing capital requirements above the Basel III minimum requirements.

The Government has appointed the Financial Markets Committee to encourage a regular dialogue between the central government and the financial sector (dir. 2009:22). The Committee will monitor international developments and discuss how financial sector conditions in Sweden can be changed to improve stability and effectiveness. The aim is to contribute to a well-functioning and effective financial sector that does not lead to excessive risk taking from society’s perspective. The work of the Committee will be conducted from 2009 2012.

Measures for a stable financial system

A number of active measures have been taken to ensure that the financial system is stable. The supervision of banks has been improved by means of stress tests and other measures. The deposit guarantee scheme has been strengthened. The international regulatory framework for banks has also been tightened. The rules for managing financial crises and the authorities’ possibilities to intervene in time should a crisis threaten are now under review. Finally, the Government Support to Credit Institutions Act (the Support Act) (2008:814), provides the Government with a far-reaching mandate to intervene with various forms of support to Swedish banks and credit institutions in order to prevent serious disruptions in the financial system.

A strengthened regulatory framework

The Government is responsible for seeing that the regulatory framework for the financial markets contributes to financial stability. In an increasingly complex and globalised environment, it is the Government’s ambition for the regulatory framework to be adjusted and strengthened on an ongoing basis. The financial crisis provided the insight that banks and credit institutions in general had too little capital and capital of too low a quality in their operations. This led to a global agreement on tighter rules for banks called Basel III, the agreement that Sweden will implement by way of new EU rules.

Under the Basel III agreement, core primary capital requirements for banks and other credit institutions will increase from 2 to 7 per cent of risk-weighted assets.(17) Basel III also includes increased liquidity provision requirements for credit institutions. The aim is that the institutions will be able to handle their own funding and have less need of liquidity support from central banks than they did in the recent crisis. This will be ensured by a longer average maturity in the banks’ funding.

The rules for managing financial crises and the authorities’ possibilities to intervene in time should a crisis threaten are now under review. The Government has appointed the Financial Crisis Committee (dir. 2011:6) with the remit to review these and related issues.

Capital injections, guarantees and a stability fund

If financial stability were to be threatened, the Government has additional instruments for intervening in an acute situation.

The Support Act provides the Government with a far-reaching mandate to intervene on short notice or through a special support agency with various forms of support to Swedish banks and credit institutions in order to prevent a serious disruption in the financial system. The support can, for example, be provided as guarantees or capital injections. The National Debt Office is the agency which, under the Support Act can take measures if there is a risk of a serious disruption in the financial system. In these cases, the Debt Office may, after authorisation by the Government, make a capital injection according to the Ordinance (2008:820) on Government Support to Credit Institutions.

The Government also has a stability fund available for financing possible support initiatives. The fund is financed by stability fees from credit institutions and other financial companies. The stability fund also reduces the risk of a financial crisis worsening as the fund provides a financial buffer. The target is that the fund will eventually equal an average of 2.5 per cent of GDP. If the fund’s resources were to be insufficient in a future crisis situation, an unlimited credit in the Debt Office may be used.

Stable market conditions

Stable market conditions and well-functioning financial markets are important cornerstones for maintaining financial stability. The National Debt Office (Riksgäldskontoret) is the Government’s in-house bank and handles central government borrowing. It plays an important role in maintaining a well-functioning market for the trade in government securities (treasury bills and government bonds). In times of financial instability, many investors tend to move into less risky investments, and government securities are then often much in demand.

Improved supervision

The supervision of banks has been improved by regular stress tests and other measures. The Financial Supervisory Authority (Finansinspektionen) is responsible for supervising financial institutions headquartered in Sweden. Through

(17) Core primary capital, somewhat simplified, refers to equity and accumulated profits.

its day-to-day supervision, the Authority may get indications of possible shortcomings and problems in institutions at an early stage. The stress test is one of the instruments used by the Authority to assess credit institutions’ ability to withstand various adverse scenarios.

The Authority is to intervene if a credit institution does not abide by the law regulating its operations. The Authority may, for example, withdraw the license of an institution, issue a warning or a complaint or decide that an institution must pay a penalty. To prevent financial institutions from taking excessive risks, the Authority has introduced regulations for remuneration schemes for employees in financial institutions aimed at having these institutions implement remuneration schemes which are compatible with effective risk management and do not lead to excessive risk-taking.

A well-functioning payment system

A well-functioning payment system is a prerequisite for financial stability. The Riksbank is responsible for the payment system and for the smooth functioning of financial transactions between all the actors in the economy. The Riksbank helps maintain financial stability by ensuring that the payment system also works well in times of financial stress.

It may be difficult for banks and credit institutions to renew maturing funding and take out new loans during a crisis. There can also be a liquidity squeeze in the banking system.

In such situations, the Riksbank may inject liquidity into the financial system. The Riksbank may, for example, make it easier for banks to borrow from it by broadening the range of assets eligible as security for the banks’ liquidity loans or offer loans with longer maturities than normal. The Riksbank may also offer foreign currency loans. It may also provide liquidity support to individual credit institutions. This applies primarily if a credit institution is deemed to be systemically important in the existing situation. Liquidity support can be provided to institutions deemed to be solvent. The purpose of the support is both to prevent a bank from having to default on its payments and to prevent the effects of a default from spreading to the entire financial system.

The deposit insurance scheme

The National Debt Office is responsible for the deposit insurance scheme, which is an important instrument for reducing unrest in a financial crisis. By guaranteeing household and company deposits up to an amount corresponding to EUR 100 000 , the Government reduces the risk of deposit runs. A deposit run is a situation in which the general public believes that it is urgent to withdraw its money from the bank as soon as possible. Deposit runs may result in a completely solvent bank rapidly running into financial difficulty. The deposit insurance scheme reduces this risk substantially and thus the potential threat to financial stability.

Regulatory frameworks are in place, but challenges remain

The various measures that have been taken, such as the introduction of the Support Act and the strengthening of the deposit insurance scheme, provide the Government and the authorities with a well-functioning toolbox for managing financial crises. Sweden is thus better prepared now than in autumn 2008. But new challenges remain, not least with respect to trying to prevent financial crises by increasing banks’ resilience and putting in place an effective regulatory framework at as low a cost as possible for society.

1.6          Challenges in getting more people working and sustainable growth

1.6.1                     Getting more people working

The Government is working on an ongoing basis to improve the way in which the labour market functions by taking additional measures which increase the labour supply, combat long periods without work, strengthen demand for groups with a weak foothold in the labour market and improve matching between jobseekers and job vacancies. At the same time, it is important in the short term to meet the challenge stemming from the slowdown in the labour market. The measures now proposed may need to be supplemented if developments are worse than currently predicted.

Strengthening the incentives to work and get an education

For both the individual and society in general to prosper, it is vital that it is worthwhile for those who do not work to take a job and for those who already have a job to work more.

The four steps in the in-work tax credit have strengthened the incentives to work by lowering the marginal and threshold effects, particularly for low and middle income earners (see box “The in-work tax credit”). A larger labour supply implies a higher production capacity in the economy and increased employment in the long run. For many people with low incomes, it still does not pay enough to get a job or increase the number of hours worked. Further strengthening of the in-work tax credit should therefore be implemented during the Government’s term of office, if possible. According to estimates, the supply effects of additional steps in the in-work tax credit would continue to be substantial.(18) To strengthen the incentives for getting an education and starting and running a business, the lower threshold in the state income tax should also be raised.

(18) See the ministry memorandum The labour supply effects of a strengthened in-work tax credit and amended state income tax (Arbetsutbudseffekter av ett förstärkt jobbskatteavdrag och förändrad statlig inkomstskatt), (Ds 2010:37).

The in-work tax credit

The in-work tax credit was introduced on 1 January 2007 and has subsequently been strengthened several times – the last time on 1 January 2010.(19) The in-work tax credit, estimated at the time of each step’s entry into force, totals about SEK 71 billion.(20) The size of the in-work tax credit makes it one of the largest tax changes since the 1990/91 tax reform.

Under the in-work tax credit, every wage earner and entrepreneur can keep a substantially greater part of his or her income from a job and entrepreneurial activities. As a result, it becomes more worthwhile for those not working to enter the labour market and because of the reduced marginal tax, it also becomes more worthwhile for those who already work to work more hours.

Higher labour force participation counteracts bottlenecks in the economy, delaying tendencies to overheat in economic booms. The incentives to remain in the labour force during economic downturns also increase and this may hasten the economic recovery.

The in-work tax credit also increases the demand for labour. With the in-work tax credit, more jobs become profitable for the wage-earner and at the same time, the positive effect on household disposable income may moderate wage growth. The first effect occurs in the short run and contributes to better matching in the labour market. The second effect is more long term: a gradual strengthening of Sweden’s competitiveness. The in-work tax credit creates room for new hiring and at the same time, the ability to meet competition from companies in other countries is strengthened.

All in all, the in-work tax credit helps increase both the supply and demand for labour. It counteracts exclusion, improves matching and strengthens competitiveness. Further steps in the in-work tax credit, when the economy permits, would therefore help increase employment and combat unemployment. Strengthening the in-work tax credit is a key tool in reaching full employment.

The in-work tax credit also leads to a strengthening of household incomes, which stimulates domestic demand. Because of the in-work tax credit’s effect on wage growth, it does not increase inflation expectations. The in-work tax credit is therefore likely to have offset a fall-off in international demand while the functioning of the economy has been improved.

Figure 1.7 shows the marginal and average tax on different annual earned incomes with and without the in-work tax credit. Almost all people who work full time (99 per cent) have received a tax reduction of over SEK 1 000 a month and 75 per cent have received a reduction of over SEK 1 500 a month. Table 1.10 shows how large the in-work tax credit will be in 2012 for different monthly wages and how much net income has increased because of the credit.

Figure 1.7 Marginal tax (black lines) and average tax (grey lines) on annual earned income without the in-work tax credit (thin lines) and with the in-work tax credit 2012 (solid lines)

Note: The estimates assume other income of SEK 0, a local government tax rate of 31.55 per cent (weighted average in 2011), a lower threshold for state income tax of SEK 401 100, an upper threshold for state income tax of SEK 574 300 and a price-indexed base rate of SEK 44 000.

Source: Own calculations.

(19) Govt. Bill 2006/07:1, bet. 2006/07:FiU1, rskr. 2006/07:9; Govt. Bill 2007/08:22, bet. 2007/08:SkU11, rskr. 2007/08:61; Govt. Bill 2008/09:39, bet. 2008/09:SkU12, rskr. 2008/09:108; Govt. Bill 2009/10:42, bet. 2009/10:SkU23, rskr. 2009/10:110).

(20) For the 2012 income year, the in-work tax credit is forecast to come to SEK 82.1 billion. The value of the in-work tax credit has increased because of the increase in total earned income, which is due both to higher wages and increased employment.

Table 1.10 In-work tax credit for different monthly wages in 2012

SEK per month

			Increase in net income
	Tax before tax	In-work tax	resulting from the in-work
Wage	reduction	credit	tax credit (%)
10 000	2 264	800	10.3
15 000	3 954	1 063	7.1
20 000	5 690	1 370	6.9
25 000	7 425	1 678	6.7
30 000	9 126	1 822	6.1
40 000	13 381	1 822	4.6

The estimates assume other income of SEK 0, a local government tax rate of 31.55 per cent (weighted average in 2011), a lower threshold for state income tax of SEK 401 100 and a price-indexed base rate of SEK 44 000.

Source: Own calculations.

A number of different analysts, among them the National Audit Office, the National Institute of Economic Research and the Fiscal Policy Council, have evaluated the effects of the in-work tax credit on employment and hours worked. Some of these estimates are summarised in Table 1.11. Their overall assessment is that the in-work tax credit has substantial positive effects on the number of people in work. The estimated effects are in the order of 70 000-120 000 more annual work units and about 2 to 3 per cent more hours worked.

Tabell 1.11 Estimated effects of the in-work tax credit

Annual full-time equivalents
Steps 1-4
Ministry of Finance	120 000
National Audit Office	100 000
SNS Economic Policy Group	70 000
Steps 1-2
Fiscal Policy Council	89 000
National Institute of Economic Research(1)	75 000
LO(1),(2)	71 000
Step 1
OECD(1)	35 000-60 000
European Economic Advisory Group(1)	60 000-80 000

(1) Includes changes in unemployment insurance.(2) LO’s estimate is based on estimates from the SNS Economic Policy Group, 2008.

Sources: Various analysts.

Evaluation of the in-work tax credit

The Riksdag has announced to the Government its opinion that the in-work tax credit needs to be evaluated and also weighed against other reforms with a similar effect (bet. 2010/11:FiU20, rskr.2010/11:319). The Government welcomes the Committee’s announcement. Work has begun and the Government intends to come back to the Riksdag on the matter.

In empirical evaluations of reforms such as the in-work tax credit, two different types of evaluations are possible. The first is to evaluate ex ante, which involves evaluating the effects of a regulatory amendment before it is introduced or before the amendment’s actual outcome can be observed. These evaluations are based on established economic relationships and provide a forecast of the expected effects of a regulatory amendment. Underlying these evaluations are simulations done using empirically estimated models. The other type of evaluation is done ex post, when the outcome of the regulatory amendment is evaluated, i.e. the actual effect that the regulatory amendment has had. In the case of the in-work tax credit, it is almost exclusively the first type of evaluation that has been conducted thus far.

The Ministry of Finance has participated in extensive methodological development to enable an ex ante evaluation of the effects of the in-work tax credit on, for example, the labour supply.(21) The Government and the Ministry of Finance have on several occasions both in government bills and in special communications presented the results of evaluations of the expected effects of the in-work tax credit.(22) Others have also evaluated the in-work tax credit using similar methods (see Table 1.11). These evaluations consistently show positive effects on the labour supply.

Evaluations of outcome data are still uncommon. In an appendix to the 2011 Long-Term Survey, there is a first attempt to evaluate the actual outcome of the higher in-work tax credit for older workers (SOU 2011:2). It compares the difference in the employment rate among people over and under the age of 65 before and after the introduction of the in-work tax credit.

(21) Labour supply effects of reforms on income tax 2007-2009, Report from the Economic Affairs Department, Ministry of Finance (Arbetsutbudseffekter av reformer på inkomstskatteområdet 2007-2009, Rapport från Ekonomiska avdelningen på Finansdepartementet) (2009:1, Regeringskansliet).

(22) See the ministry memorandum The labour supply effects of a strengthened in-work tax credit and amended state income tax (Arbetsutbudseffekter av ett förstärkt jobbskatteavdrag och förändrad statlig inkomstskatt), (Ds 2010:37).

The results indicate that the increase in the in-work tax credit has had positive effects on the employment rate among older workers, but the appendix at the same time points out that more evaluations in this area are needed. The Institute for Labour Market Policy Evaluation (IFAU) has announced that it intends to publish an evaluation of the in-work tax credit in the autumn 2011.(23)

Evaluating the in-work tax credit is, however, associated with certain difficulties. As everyone with earned income is entitled to the in-work tax credit, there is no control group, i.e. a group that is not affected by the in-work tax credit, which makes comparisons difficult. When the in-work tax credit was introduced, there were also several other regulatory amendments made that may have affected the labour supply and employment, for example, changes in unemployment insurance, sickness insurance and employers’ social contributions, which make it difficult to identify the isolated effect of the in-work tax credit. Another problem is the relatively short time that has elapsed since its introduction in 2007, because the full impact of the in-work tax credit is expected first to be felt in the long run.

The international research literature contains a large number of evaluations of reforms similar to the in-work tax credit, particularly its US and British equivalents. The regulations in these countries have been in place longer than in Sweden and their construction, with tax reductions targeting specific groups, provides other possibilities for evaluation. The studies generally speaking also show positive effects on the labour supply.(24)

(23) See the consultation response from the Institute for Labour Market Policy Evaluation to the Ministry of Finance memorandum Vissa skattefrågor inför budgetpropositionen för 2012 (Certain tax issues ahead of the Budget Bill for 2012; reg. no. Fi 2011/1936).

(24) For an overview of evaluations, see, for example, Eissa, N. and Hoynes, H.W. (2005), Behavioural Responses to Taxes: Lessons from the EITC and Labor Supply, NBER Working Paper 11729 and Fiscal Policy Council (2010), Swedish Fiscal Policy.

Preventing long periods without employment

Even though unemployment has declined, long-term unemployment remains high. The slowdown in the labour market will make it even more difficult for the long-term unemployed to find work.

As a result of the Government’s reforms, individuals who were absent from the labour market for a long time have entered the labour market. This is a good sign, as the probability of getting a job is much higher for people participating in the labour force than for those outside. But many people in these groups have a reduced work capacity and risk long-term unemployment. The prospects of these people finding and keeping a job may therefore need to be further improved.

A major challenge is to ensure that the long-term unemployed get the support they need to find a job and at the same time, try to prevent more people from becoming long-term unemployed. The Government thinks that a well-functioning and effective employment service and unemployment insurance are important to achieve this. It is, for example, important to regularly follow up the unemployed person’s efforts to find a job, both to be able to decide the need for support or measures and to ensure that the jobseeker actually is available for work. There are indications that the monitoring of job-seekers’ availability for work does not function well. The support jobseekers need to find work could also be improved (see box “Cornerstones of an active labour market policy”).

Wage-subsidised employment is an important instrument in increasing the competitiveness of the long-term unemployed in a labour market with a compressed wage structure with relatively high starting wages. The aim of new start jobs, for example, is to provide work experience and references that increase the chances of subsequently getting an unsubsidised job. The long-term unemployed with limited education may also be in need of further education in order to become competitive in the labour market.

All in all, there is a need to make support for the unemployed more effective and to expand it, particularly the support for the long-term unemployed. The economic slowdown may also justify further temporary measures targeting the long-term unemployed and people at risk of long spells without work to try to prevent unemployment from becoming persistent at high levels.

Fine-tuning the sickness insurance reform

Sickness absence has declined considerably from its high levels in the early 2000s. This is both because fewer individuals are going on sick leave and because periods of illness are of shorter duration. All in all, the decline in ill-health has led to a reduction in exclusion. The Government’s reforms have contributed to this development by replacing the passivity that previously characterised the sick leave process with active measures that encourage a return to work. The sickness insurance reform has been successful. Major changes like this have, however, resulted in some individuals being affected by unreasonable and unforeseen consequences. In the review of the sickness insurance reform conducted by the Government, adjustments were proposed aimed at making the sickness insurance reform function as intended. One remaining problem in sickness insurance is the increasing number of young people receiving activity compensation. A long-term reform of activity compensation is complicated and requires further analysis.

In view of the Riksdag’s announcement (2010/11:SfU12) and other factors, the Government has continued to analyse the financial situation of people leaving temporary sickness compensation and who lack income qualifying for the sickness benefit (SGI). Similar views on the benefit levels have been expressed in the comments on the departemental memorandum Review of the sickness insurance system (Över-syn av sjukförsäkringen, Ds 2011:18). Further estimates in the Government Offices have shown a largely similar picture. A higher income level is required for certain kinds of households if the Government’s intentions with the proposals are to be realised. With the proposals for sickness and rehabilitation cash benefits in special cases and the housing allowance presented in this Bill, most of the insured are estimated to receive about the same disposable income, after housing costs are paid, that they had in the form of sickness compensation and housing allowance. With these proposals, the Government is thus also accommodating the Riksdag.

The Riksdag in its announcement has drawn attention to an important problem. It concerns the difficulty of ensuring legal certainty when assessing work capacity after day 180 of the sick leave period. Assessing the capacity to work is complicated and it is the Government’s opinion that better assessments of work capacity can improve legal certainty and thus strengthen confidence in the sickness insurance system. The Government has therefore given the The Swedish Social Insurance Agency (Försäkringskassan), in cooperation with the National Board of Health and Welfare and in consultation with the Public Employment Service, a remit to further develop methods and instruments for assessing work capacity. It is the Government’s opinion that to ensure legal certainty, participation and legitimacy, a change in the labour market concept ‘after day 180’, as proposed by the Riksdag, needs to be further analysed to establish whether this change can help solve the complex problems involved in the assessment of work capacity. The Government therefore intends to give the Social Insurance Administration a remit to examine whether changes in the regulatory framework can ensure that the assessment of an individual’s work capacity after day 180 will be legally certain and perceived as legitimate.

Improving weak groups’ labour market position

A further challenge is improving the labour market situation for groups that have a relatively weak foothold in the labour market and for whom the labour market still does not function satisfactorily. Young people, older workers, people born abroad, people with no more than a pre-upper secondary education and people with disabilities that reduce their capacity to work are groups that have a worse labour market situation than the working age population as a whole. These groups are also hardest hit when the economic situation worsens.

Young people are often unemployed for a relatively short time, but those who have not completed an upper secondary school leaving certificate are at risk of becoming trapped in long-term unemployment. People with limited education generally speaking also have a lower employment rate and run a greater risk of becoming long-term unemployed. For these and other reasons, the Government has implemented extensive reforms in the education system, for example, it has reformed the upper secondary school, introduced the skills enhancement initiative for teachers (‘Boost for Teachers’) and carried out a broad initiative for apprenticeship training. The high youth unemployment is also due to the fact that young people are getting established in the labour market. During this phase, it may be difficult for employers to assess their skills since young people often have limited work experience and few references from previous employers. This, combined with relatively high employment costs (wage and employers’ social contributions), makes it difficult for young people to compete for jobs. The Government has therefore implemented reforms to increase labour demand for young people, in particular, by lowering employers’ social contributions for this group. The Government has also announced that it intends to introduce two new forms of employment for young people — apprenticeships and trial apprenticeships — to make labour market entry easier. As youth unemployment remains high, there is good reason for continuing to implement education system reforms and other reforms to improve the labour market situation for young people and stimulate demand for their labour in the long run. The proposed reduction of the VAT on restaurant and catering services will increase the demand for youth labour in particular, as work in the restaurant industry is the first contact many have with the labour market. It is also important that unemployed young people looking for work obtain support of good quality.

People born abroad have a lower employment rate and a higher unemployment rate than people born in Sweden. Like young people, people born abroad who have been in Sweden a short time are getting established in the labour market and thus high employment costs (wages plus employers’ social security contributions) may reduce companies’ propensity to hire people who are foreign born. There are large differences in this group, but for many it takes a long time to get established in the labour market. It is a great loss for the individual and for society. A successful integration of immigrants and refugees is based on the opportunity to earn a living from having a job or entrepreneurial activities. Against this background, the Government in 2010 implemented a far-reaching reform to accelerate the establishment of newly arrived immigrants, the establishment reform, which included giving the Public Employment Service a coordinating responsibility. The Government has also taken several other measures aimed at improving labour market conditions for those born abroad, such as the introduction of step-in and new start jobs and has strengthened the validation of the education and other professional qualifications of those born abroad. The Government also intends to implement changes in the establishment reform in 2012. Until now, there has been a corresponding decrease in establishment benefits as the labour input in the newly arrived immigrant’s establishment plan increased. To reduce the marginal effects of working in the establishment plan, establishment benefits will not be affected by the amount of earned income.

Older people who lose their jobs face a difficult labour market situation and are at risk of ending up in long-term unemployment or leaving the labour force. Many also voluntarily leave the labour force relatively early, for example, via supplementary pension schemes. It is important to encourage a later labour market exit, not least to safeguard the financing of the public sector in the long run. The most important measure taken by the Government for stimulating the labour supply among older people is the higher in-work tax credit for people who have turned 65. People aged 55-64 can also get new start jobs for up to ten years, which is twice as long as for people aged 26-54. In addition, the qualifying time for a new start job has been temporarily shortened from 12 to 6 months for people who have turned 55 in order to improve older unemployed people’s chances of remaining in the labour market.

Everyone should have the opportunity to participate in working life based on their abilities and circumstances but many people with disabilities are very detached from the labour market. It is important to improve the labour market situation for the disabled with reduced work capacity. The Government has therefore given an inquiry chair a remit to review how existing labour market initiatives for people with disabilities can more effectively help these people get and hold a job (dir. 2011:59). The inquiry chair is to present a final report no later than 16 April 2012.

Better matching in the labour market

Well-functioning matching in the labour market reduces the risk that unemployment will become persistent at a high level. It is therefore also necessary when there is an economic slowdown to stimulate greater job search activity and greater geographical and occupational mobility. When the economy picks up, it is important to early identify and prevent labour shortages. A well-functioning education system is a fundamental requirement for education programmes to match the future demand for labour. Labour market training, which can benefit those with the greatest problems, may also help improve matching.

Cornerstones of an active labour market policy

A core component of an economic policy for full employment is an active labour market policy that ensures a rapid and effective return to work for those who become unemployed. Unemployment, particularly for the long-term unemployed, is very costly for both the individuals affected and society in general. Properly designed, an active labour market policy helps lower unemployment and shorten unemployment spells through measures that contribute to better job search activity and job preparation measures, such as education, work experience places and wage subsidised employment. An active labour market policy should also ensure good matching between jobseekers and job vacancies. Well-functioning matching leads to higher employment and also to the creation of more productive jobs.

But experience has shown that labour market policy may also have unwelcome side effects, such as programmes that lead to less search activity or the displacement of regular employment. The design of the labour market policy is therefore crucial in preventing the emergence of unwelcome side effects and actually contributing to lower unemployment and improved matching.

Against this background, the Government reformed the labour market policy after the change in governments in 2006 to ensure that labour market policy resources are used efficiently and help people find a new job. The cornerstones in the Government’s labour market policy are described below.

Increased job search activity and improved employment services

The first cornerstone in the Government’s labour market policy is an active and effective job search. Research indicates that employment services combined with monitoring job searching appear to yield the best results as far as the chances of a jobseeker finding a job at a relatively low cost are concerned. Employment services also have the advantage that they do not lead to lock-in effects. An effective job search activity also helps create more jobs because more qualified applicants make it less costly for firms to recruit. Reduced recruitment costs make it profitable to hire more people. Against this background, the Government has given the Public Employment Service a clearer remit as an intermediary, while labour market programmes have been given a clearer focus on active job seeking. Even in a severe economic slowdown, many new jobs are created. These changes have been supplemented by reforms to unemployment insurance and the in-work tax credit, which strengthen the incentives to look for work.

In view of the Riksdag’s announcement on the 100 day rule and rules for the part-time employed (bet. 2010/11:AU9, rskr. 2010/11:279), the Government has begun work on the matter. The Government has also begun work in view of the Riksdag’s announcement concerning Lex Laval, etc. (bet. 2010/11:AU10, rskr. 2010/11:299). The Government intends to come back to the Riksdag on these matters.

Education initiatives, work experience places and subsidised employment in focus

Sometimes active job searching is not enough to enable the individual to find a new job without needing measures that strengthen the individual’s competitiveness, for example through education, work experience places and subsidised employment. These measures, which are traditional features of labour market policy, are the second cornerstone in the Government’s labour market policy.

When the Government took office, there were also a large number of other initiatives, such as computer activity centres, sabbatical years and working life development. These were considered ineffective, one reason being that they created lock-in effects or in other ways restrained the labour supply. Several of these measures have therefore been scrapped. The Government has instead chosen to expand and supplement the traditional elements of education and wage-subsidised employment to strengthen the individual’s competitiveness.

Education increases unemployed people’s chances of getting a job, particularly if it focuses on occupations where there are shortages or where shortages are expected. But experience shows that the number of people in labour market training should be limited so that quality in education will be maintained. Vocational education in the municipal adult education and vocational college are therefore important supplements to the Government’s policy to prevent unemployment from becoming persistent.

People’s skills tend to decline as the time spent unemployed grows while long-term unemployment may in itself be stigmatising. The chances of obtaining a job under the current wage structure thus also decrease with the length of the unemployment spell. Temporarily reducing companies’ costs when hiring someone who has been unemployed for a long time is therefore an important supplement to work experience places and education. Experience shows that wage-subsidised employment has a relatively positive impact on the chances of getting a job afterwards at the prevailing wage structure. But an unwelcome side effect of subsidised employment is that it may result in displacement, i.e. there are fewer other jobs when more people obtain subsidised employment. This is acceptable because wage-subsidised employment targets the long-term unemployed. In this way the number of jobseekers who are competitive in the labour market will increase, which ultimately leads to higher employment. When the Government took office, new start jobs replaced the earlier general and enhanced recruitment incentives and bonus jobs. The most important differences compared with the previous employment support mechanisms are that new start jobs are rights-based, i.e. an employer can hire a person who meets the criteria for new start jobs after approval from the Public Employment Service and that they are intended for a broader target group. Because new start jobs are rights-based and not preceded by a special needs assessment, they are considerably simpler for companies and jobseekers to use than earlier employment support mechanisms were. This probably helps more people get wage-subsidised employment. The volumes in new start jobs have increased more or less constantly since they were introduced in 2007.

Figure 1.8 Number of new start jobs

Thousands

Source: Public Employment Service.

Timely initiatives to best combat long term unemployment

A key issue in designing labour market policy is when in the unemployment period measures such as education and work experience places should be deployed to best combat long-term unemployment. Most people who become unemployed find a job within six months but others already need support early in the unemployment period. But it is difficult to know in advance who is at risk of becoming long-term unemployed. If, on the one hand, measures are offered to the short-term unemployed, there is a risk of lock-in effects and displacement and using scarce resources for those who would quickly find a job anyway. If, on the other hand, measures are offered only to the long-term unemployed, there is a risk that short-term unemployed people’s productivity will be lost and the chances of helping them return to work will be significantly worsened. The third cornerstone in the Government’s labour market policy thus concerns deploying measures at the right time to best help increase the individual’s job prospects. After about one year of unemployment, stigmatisation effects set in, i.e. employers perceive the long-term unemployed as less productive than others.(25) Stigmatisation makes it increasingly difficult for the individual to find a job.

(25) According to a survey by Agell and Bennmarker (Working paper 2002:12, IFAU), 62.5 per cent of employers stated that they regarded the unemployed as less suitable than other jobseekers. At the same time, less than five per cent of those asked stated that unemployment of up to six months represented a problem. Every fifth respondent thought that one year of unemployment made a jobseeker less suitable and half regarded jobseekers with unemployment spells over 18 months as less suitable.

The change in labour market policy after the Government took office in 2006 has been guided by the above considerations, by what is known about stigmatisation effects that reduce the chances of finding a job, and by the decline in the individual’s skills and motivation to look for work as the length of the unemployment spell increases. As a result, the short-term unemployed must to a greater extent than before focus on looking for a job, both on their own or with support from the Public Employment Service. Measures targeting the short-term unemployed have thus been cut back. The possibility of participating in labour market programmes without it affecting the number of days of unemployment benefits has been eliminated. The new focus has probably helped shorten unemployment spells and has made the measures more effective. As a result of the policy change, the more costly measures have focused on those who have the most difficulty finding a job, by introducing the job and development guarantee. The job and development guarantee is offered to unemployed people whose unemployment insurance benefit period has expired (which for most people, happens after 14 months of unemployment).

The aim of the job and development guarantee is to use individually designed measures to get participants into the regular labour market as rapidly as possible through measures such as individual guidance, work experience places, education or subsidised employment/new start jobs. These measures are to be offered in the first two phases of the job and development guarantee, with the aim of improving the individual’s skills and minimising the stigmatisation effects of long unemployment spells. Another aim of the job and development guarantee is to ensure that the unemployed are available for employment.

Those who have not found a job after more than eighteen months in the job and development guarantee will be assigned to socially useful employment, the ‘employment phase’ (phase 3). In the employment phase, participants will have the opportunity to develop new references, networks and the sense of belonging that work confers. At this stage of the unemployment period, contacts with employers are crucial to the individual’s chances of finding a job. The employment phase also provides the opportunity for the employer to get to know the person and assess his or her productivity, and thus may ultimately lead to a job. It is also important, however, that participants obtain the support of an employment officer while continuing to look for work.

The job and development guarantee replaces the activity guarantee, which also targeted unemployed people whose benefit period had expired. But it was then relatively common for job-seekers to be awarded a new benefit period of 300 days instead of participating in the activity guarantee. Consequently, the unemployed got help and support much too late and thus became increasingly trapped in long-term unemployment. Therefore, at about the same time that the job and development guarantee was introduced, the option of getting a further unemployment insurance benefit period was eliminated. The job and development guarantee also has a better-defined structure than the activity guarantee with respect to the order in which various measures should be offered. It leads to more effective utilisation of labour market policy resources.

Further development of labour market policy

The above principles apply throughout the current system in order to maintain job search activities and equip the unemployed to maximise their chances of finding a job. Education, work experience places and wage subsidies mainly target the long-term unemployed through the job and development guarantee, which for the most part is appropriate because the long-term unemployed have more difficulty finding a job. The arsenal of measures has been streamlined and further developed.

But in the Government’s opinion, strengthening early support, for example, in the form of education and work experience places, is justified for people who become unemployed and whom the Public Employment Service judges to be at considerable risk of long-term unemployment. The Public Employment Service is currently introducing a system with statistical profiling. The aim of the system is to support employment officers in their assessment of an individual’s risk of long-term unemployment. Together with measures for improving the monitoring of job search activities, this creates the conditions for more effectively helping the unemployed return to work. There are also indications that the first two phases of the job and development guarantee have not functioned as the Government intended. The activity level has been too low and the quality of the activities has been inadequate. The unemployed have thus been assigned to the employment phase without having received the support and the measures intended. Nor has the employment phase been able to offer participants socially useful employment with the quality the Government intended. For example, participants have not received the professional counselling intended.  The need for improvements and changes in the employment phase, phase 3, has also come to the attention of the Riksdag (bet.2010/11:AU11, rskr. 2010/11:287). It is essential to continue to strive for effective work to precede the guarantees and for high quality and activity in the three phases of the job and development guarantee. Temporary measures should also be taken in the employment phase. This Budget Bill presents proposals with this intention.

1.6.2       A high-quality education system

Education is vital both for the individual and for society as a whole. Investments in education enlarge the individual’s life opportunities by increasing their chances of obtaining work and higher pay and putting them in a stronger position to participate in society. For society, higher productivity and employment and a longer and healthier working life improve the prospects of economic growth and increased common welfare.

In many respects, the Swedish education system works well, but there are weaknesses. These are manifested primarily in poorer results in compulsory school, many drop-outs from upper secondary school and a weak throughput in some cases in higher education. The Government takes a serious view of the problems in the education system and in the previous electoral period began extensive long-term efforts to improve the various parts of the system. The focus is on improving the standard of teaching and throughput at all levels. This Bill continues to give priority to these areas.

Teachers’ skills and the status of the teaching profession

Teachers are highly important for the performance of school pupils, particularly children from less favoured social circumstances. For better results, pupils need teaching with more active support from well-educated and skilled teachers. To ensure high-quality teachers, the teaching profession must be made more attractive.

As the labour market for university graduates has grown, it has become increasingly difficult, in Sweden and internationally, to attract the best students to teacher training programmes. The skills enhancement initiative for teachers (‘Boost for Teachers’) and the reform of teacher training have aimed to enhance teachers’ skills. Professional certification of school and pre-school teachers will be introduced as a step in guaranteeing the quality of teaching and raising the status of the profession. A title of lektor (senior subject teacher) for teachers with a licentiate or doctoral degree who have demonstrated educational skill over a period of several years will lead to more in-depth subject knowledge in schools. A new programme of education for head teachers has been introduced to boost the role of the head teacher as educational leader.

While the reforms already approved are expected to have a clear impact on the attractiveness of the teaching profession, further measures are needed. For example, being a good teacher and becoming a better teacher must be worthwhile. More career opportunities are therefore needed in the teaching profession, and higher salaries for particularly well-qualified teachers who lead pupils to achieve better results. In addition, all teachers must be qualified in the subjects they teach.

Vocational programmes in upper secondary school

A major upper secondary reform will be implemented beginning in autumn 2011, where one feature will be to increase the emphasis on vocationally oriented subjects in vocational programmes. In addition, the largest drive ever will be made to promote upper secondary school apprenticeship programmes as a further alternative in the vocational programmes. However, further efforts are needed to strengthen the vocational programmes in particular so as to reduce the drop-out rate and make it easier for young people to obtain work after completing their studies. It will no longer be compulsory for pupils taking vocational programmes to study so as to meet entry requirements for higher education, which means they will have more time to concentrate on their vocational subjects. At the same time, everyone is entitled to complete the studies required for entry to higher education if they wish to do so. Workplace-based training should be improved and the skills of vocational teachers enhanced. Furthermore, supervision should be improved.

Need for other measures to further strengthen the education system

To be able to improve the education system, a good knowledge of the problems is required, and of the measures that may be appropriate to take. A continued focus is needed on improved monitoring and evaluation of the education system. The activities of schools and pre-schools need continuous evaluation to ensure that objectives are met and successful methods are disseminated across the country. Many studies show the importance of early intervention to help children in need of support. The Government has therefore taken extensive action to give pupils extra support during their first years in school. In addition, grades at an earlier stage and more national tests have been introduced to ensure that pupils’ knowledge is continuously monitored.

The current system of free choice of school presupposes that pupils and parents are able to make informed choices. Better supported choices would likely result in a lower drop-out rate from upper secondary school. Information about different schools and their results therefore needs to be made more accessible and more relevant.

1.6.3       Stronger entrepreneurship

The entrepreneur has a key role in job creation, innovation development, a dynamic business sector and long-term sustainable growth. The business ideas and new goods and services developed by entrepreneurs generate employment and contribute to structural transformation and higher productivity growth in a long-term perspective.

The Government is working continuously on improving the conditions for entrepreneurship and encouraging more and growing enterprises. The Government’s programme to promote entrepreneurship by women will continue. OECD measurements of the scope of market barriers in 1998-2008 show that various types of obstacles to entrepreneurship in Sweden have become less extensive.(26) However, the conditions for entrepreneurship need to be continuously monitored to preserve and strengthen Sweden’s competitiveness and prospects of growth.

The Government has implemented a number of important measures to strengthen entrepreneurship. Corporation tax has been lowered, as have employer’s and self-employed social security contributions. In addition, the wealth tax has been abolished, new markets have been opened to private entrepreneurs and the possibility of using fixed-term contracts has been broadened. A range of measures have also been implemented to reduce the administrative burden on companies and to improve social protection systems for business operators. These reforms have made it easier and cheaper to take on labour and have simplified regulations.

A healthy rate of economic growth in the long term requires a good climate for entrepreneurship and innovation. The Government has adopted a broad-based approach to these issues and will present an innovation strategy in 2012 for further improvements in the climate for innovation in Sweden.

Good tax conditions for entrepreneurship and investment in Sweden

Globalisation leads to increased welfare but also demands competitive conditions for investment and new enterprise start-ups. The constant structural transformation of the economy should be met by competitive tax conditions for entrepreneurship and investment in Sweden. Existing companies must be able to expand, foreign companies must be able to set up business in Sweden and new companies must be able to establish themselves. It is also important that Swedish tax rules are sustainable and defensible in an EU perspective. EU law and its development have a significant impact on Sweden’s freedom to introduce new tax rules and maintain its current regulations. At the same time, EU membership offers Sweden a chance to influence developments and to watch over Swedish interests in the EU.

Over time, tax rules need to be revised. The Government has therefore appointed a broad inquiry to examine company taxation and propose regulatory changes that will benefit investment and employment (terms of reference 2011:1). The inquiry will analyse how various possible tax amendments should be ranked. A final report is to be presented by 1 November 2013.

The Government also intends to investigate possible ways of changing the procedures for value added tax on imports so as to simplify them for companies.

(26) OECD, Indicators of Product Market Regulation, 2008.

1.7          Challenges in ensuring that everyone shares in welfare

1.7.1       More income equality when more people are in work

Sweden has one of the most even income distributions in the world, even if income differentials have increased over the past 20 years, as in most other countries. The trend towards increased income inequality is driven primarily by the fact that people with high incomes have increased their income more rapidly than the median income has increased. In addition, the incomes of people with relatively low incomes have increased more slowly than the increase in the median income.

This also leads to a difference in the proportion of individuals with a low economic standard in relative and absolute terms.(27) In relative terms, the proportion of individuals with a low economic standard has gradually increased over the past 15 years, while in absolute terms the proportion fell until the middle of the 2000s and has since remained constant (see Figure 1.9) . The difference between the two measures is explained by the fact that although incomes have risen for individuals in the lower income brackets, the rate at which they have risen has been lower than for individuals with higher incomes. The main reason for this is that the proportion of individuals who derive their support from transfers, which have increased more slowly than wages, is higher in the lower income brackets.

Figure 1.9 Proportion of individuals with a low economic standard

Sources: Statistics Sweden and own estimates.

The groups in which the proportion of financially vulnerable people is relatively high include children, single young adults, single elderly women over the age of 75 and lone parents. The major reason for households with members of working age having a low economic standard is that a large proportion of this group is not gainfully employed at all or works part time. The main reason for pensioners being in a weak economic position is that their pension is based on few working years.

Since a weak position in the labour market is the main reason for financial vulnerability, an increase in the proportion of people in work leads to a decrease in the number and percentage of financially vulnerable people. Despite the Government’s previous reforms to strengthen the work-first principle, above all the in-work tax credit, for large groups of people it still remains insufficiently worthwhile to enter employment or increase their working hours. This problem is particularly great for many who live in financial vulnerability, since the marginal effects of subsistence allowances, introduction benefits and housing allowances are very high (see Figure 1.10) . It is of no financial advantage to recipients of financial assistance, for example, to go out into the labour market to perform limited part-time work. Reducing exclusion and increasing the rate of self-support in these groups is important in order to, in the long term, gradually reduce income differentials in society and give members of society more equal opportunities in life.

(27) Relative 60 indicates the proportion with incomes under 60 per cent of the median income in the year concerned. Absolute 60 indicates the proportion with incomes under 60 per cent of the 1991 median adjusted for price changes.

Figure 1.10 Marginal effect for lone parent with two children, 2011

Note: The term ‘marginal effect’ refers to the proportion of a marginal income increase that is taken by increased taxes and/or reduced social allowances to the household.

The figure shows the total marginal effect of income tax, subsistence allowance, housing allowance and childcare charges in different income brackets for a single person with two children paying an average rent for this type of household. At very low incomes, financial assistance is payable (subject to application and approval). Subsistence allowance is then reduced as other income rises, which means that the recipient faces marginal effects of 100 per cent as long as the household’s disposable income in the case of employment does not exceed the disposable income received from financial assistance. There then follows a narrow interval in which the marginal effect is identical to the marginal tax. At a monthly income of SEK 9 750 (SEK 117 000 per year), housing allowance begins to be reduced and the marginal effect increases by 20 percentage points. After that, the marginal effect again coincides with the sum of the marginal tax rate and marginal effect of childcare charges.

Source: Statistics Sweden and own calculations.

Efficient welfare systems contribute to greater income equality. In order to maintain a high level of legitimacy and confidence in the welfare systems, it is important that payments from the transfer systems are timely and are only made to those who are entitled to support. The Government is continuing to work actively on reducing overexploitation of the social security systems and on combating unregistered labour and other tax evasion.

1.7.2       High quality health services and elderly care

The Government’s objective for health and medical services is to offer people needs-adjusted, accessible and effective care of a good quality, irrespective of income and background. In addition, the Government wants to create conditions for good health and medical services based on the needs and wishes of each individual patient. There is also a need to continue to promote diversity among providers in the welfare sector. This will benefit both patients and staff, as well as broadening the labour market for workers in health and social care.

In an international perspective, Swedish health and medical care achieves good medical results.(28) However, there is a continued need to improve the accessibility of health care, to enhance patient safety and improve the conditions for achieving increased efficiency, effectiveness and quality. An ageing population and an increased need for care in the future will bring additional challenges for health and medical services.

The core objectives of the Government’s elderly policy measures are for elderly people to be able to lead active lives and have influence in society and choice in their own everyday lives, for them to be able to grow old in security while maintaining their independence, and for them to be treated with respect and have access to good health and social care. In the coming years, the Government will prioritise measures to facilitate coordinated health and social care for the most infirm elderly people, raise the level of skills among elderly care staff and develop new, secure forms of housing based on increased freedom of choice and increased self-determination for elderly people.

1.8          Measures in this Bill

Compared with other countries, Sweden is better equipped to meet the consequences of the budgetary uncertainties in the countries around us. The public finances are sound, the Government’s reforms have strengthened the ability of the economy to adapt and a framework for managing a possible return of financial turmoil is in place. In the present situation, when it is uncertain how severe and persistent the economic slowdown will be, fiscal policy must be designed so as not to contribute to uncertainty that could impair confidence in the Swedish economy.

(28) Swedish Association of Local Authorities and Regions (2008), Svensk sjukvård i internationell jämförelse 2008 (Swedish health care: an international comparison).

In the 2012 Budget Bill, the Government chooses, within the framework of a responsible policy with good safety margins, to give priority to:

•                  measures to address the slowdown,

•                  measures for sustainable and high growth, employment and stronger competitiveness,

•                  measures ensuring that welfare will benefit everyone, and

•                  measures for a stable financial system.

The overall effect of the proposed and announced measures and initiatives in this bill is to weaken general government net lending by SEK 15.0 billion in 2012 and SEK 17.3 billion in 2013. In 2014 and 2015, the result will be a deterioration of SEK 14.1 billion and SEK 12.4 billion respectively, compared with the assessment in the 2011 Spring Fiscal Policy Bill (see Table 1.12) .

Tabell 1.12 Reforms in the Budget Bill for 2012, impact on general government net lending(1)

SEK billion

	2012		2013	2014	2015
Measures to address the slowdown
Infrastructure initiatives	3.55	(2)	2.25
Labour market package	3.54		2.16	1.08	0.42
Measures for sustainably higher growth and employment
Lower VAT on restaurant and catering services	5.40		4.10	4.40	4.60
Tax measures for business and savings	-1.11		3.48	2.93	2.52
Innovation, entrepreneurship and competition	0.05		0.03	0.03	0.03
Action programme for the education system	0.24		0.74	1.18	1.31
Reforms to reduce dependence on financial assistance etc.			0.15	0.30	0.30
Sustainable growth in all parts of Sweden	0.38		0.38	0.32	0.07
Measures to ensure that everyone shares in welfare
Health care and social services(3)	0.39		0.39	0.39	0.29
Fine-tuning sickness insurance	1.17		1.47	1.17	0.79
Young people and families with children	0.54		0.52	0.52	0.52
Pensioners	0.50		0.50	0.50	0.50
Migration policy	0.85		1.70	1.70	1.70
Tax reduction for donations to non-profit organisations	0.29		0.29	0.29	0.29
Other expenditure reforms	3.83		1.50	1.86	1.64
Other revenue reforms(4)	-1.05		-2.04	-2.23	-2.25
Total reforms not affecting net lending	3.56		0.29	0.34	0.34
Deterioration in net lending from proposals in Budget Bill for 2012	15.03		17.31	14.09	12.38

Note: Amounts are rounded.

(1) A positive figure signifies a deterioration in net lending.

(2) Of the change in appropriations, SEK 0.8 billion refers to spending promised in the 2011 Spring Fiscal Policy Bill which will have an impact on government net lending in 2011.

(3) The adjustment in the cost ceiling proposed for visits to outpatient care and for pharmaceutical products has no effect on general government net lending. The adjustment is estimated to increase both public revenue and expenditure by about SEK 0.5 billion in 2012 and by about SEK 1.0 billion a year from 2013.

(4) Including an estimate of revenue from the sale of emission allowances in the EU emissions trading system.

1.8.1       Measures to address the slowdown

Infrastructure initiatives

In view of the economic slowdown, the Government proposes a temporary augmentation of funds for infrastructure maintenance and investments in 2012 and 2013. This will generate jobs in the relatively short term, while also responding to the need for improvements in the road and railway networks.

Railways

Well-functioning railway transport is important for people and business alike throughout the country. In recent times, there have been obvious problems in the railway system. Punctuality has deteriorated, for both passengers and goods transport. Large sections of the infrastructure show signs of wear, partly because of overdue reinvestments and partly due to increased volumes of traffic on the railways. A number of reports have indicated the need for increased measures in the railways area.(29) This is primarily a matter of augmented operations, maintenance and reinvestment, as well as ‘fine-tuning’ measures.(30)

Against this backdrop, in this Budget Bill the Government proposes railway measures totalling SEK 1.8 billion per year in 2012 and 2013. This will primarily involve operations and maintenance, re-investments and fine-tuning measures, and is in addition to the SEK 0.8 billion for operations and maintenance that was announced in the 2011 Spring Fiscal Policy Bill and will be used in 2011. Thus, the total increase in appropriations amounts to SEK 2.6 billion in 2012 and SEK 1.8 billion in 2013.

The action plan approved by the Riksdag remains firmly in place. In the package proposed by the Government, priority will be given to the most economically important routes. These measures will therefore primarily target the segments of the railway network where traffic is heaviest, including metropolitan routes used by many commuters. The focus will also include the possibility of prioritising routes that are important for goods traffic.

Roads

With regard to roads, the hard winters in recent years have meant that the budget for operation and maintenance has largely been used for winter maintenance. As a result, there is a backlog of necessary work, particularly resurfacing works. On a number of roads in the country, there is also a continued need for road safety and environmental measures. There is also a general need for minor investments to improve traffic flows, such as new or altered intersection approaches, lanes, etc.

Against this backdrop, the Government proposes measures in road maintenance of SEK 0.95 billion in 2012 and SEK 0.45 billion in 2013. The focus will be primarily on maintenance measures, measures to improve road safety, environmental measures and small-scale investments. Economically important routes will have priority.

Labour market package

Developments in the labour market were positive in 2010 and early 2011. Since the beginning of the year, seasonally adjusted unemployment has fallen by 0.4 percentage points to 7.4 per cent in July 2011. However, during summer 2011 labour market recovery has been slower. The forecast indicates that unemployment will increase to an annual average of 7.8 per cent in 2012 and will remain at about the same level in 2013.

The forecast rise in unemployment is due above all to longer periods of unemployment, not to any expectation that substantially more people will be made redundant. However, long-term unemployment is already high in the wake of the financial crisis, which is a serious problem both for those affected and for society in general. The long-term unemployed and groups with a weak attachment to the labour market, e.g. young people entering the labour market,

(29) See for example the Swedish Transport Administration report:

Järnvägens behov av ökad kapacitet - förslag på lösningar för åren 2012-2021 (Needs for increased railway capacity: proposed solutions for the period 2012-2021). The inquiry appointed by the Government also concludes that increased investments in railway infrastructure are needed; see the report Förbättrad vinterberedskap inom järnvägen (Better winter preparedness on the railways, Swedish Government Official Reports 2010:69).

(30) ‘Fine-tuning measures’ are often smaller-scale investments aimed at increasing the capacity of the system, whereas re-investments mean increasing the rate at which old parts of the infrastructure are replaced, which reduces the need for maintenance in the longer term.

are already in a difficult labour market situation and risk finding it even more difficult to obtain work.

The Government’s efforts therefore include both structural measures to combat long-term unemployment and temporary measures in response to the slackening of the labour market. The proposed investments in the labour market package total SEK 3.5 billion in 2012, SEK 2.2 billion in 2013, SEK 1.1 billion in 2014 and SEK 0.4 billion in 2015. The Government may need to return to the issue if the labour market situation deteriorates.

Structural measures to improve employment services

The Government believes that labour market policy initiatives should target those whose need is greatest, i.e. the long-term unemployed. While this is a reasonable priority, the Government nevertheless considers that more measures should be taken early in a period of unemployment in order to prevent more people becoming long-term unemployed. These measures should mainly be in the form of employment services and improved monitoring of jobseeking activities by the short-term unemployed, but also more places in labour market programmes for people who risk long-term unemployment.

Experience shows that combining employment services with checks on job-seeking by unemployed individuals has a positive impact on the individual’s chances of finding work. At the same time, there are indications that the services offered to jobseekers by the Swedish Public Employment Service are too limited and monitoring is too weak and too infrequent. In view of this, support for and monitoring of jobseeking activities should be further developed.

To improve monitoring, special funds will be set aside to increase the number of personal meetings between employment service staff and jobseekers. More frequent meetings become increasingly important the longer a person has been unemployed, as their chances of finding a job decrease. As a supplementary measure, the Government intends to reform monitoring measures so as to make them more numerous but milder, which will make them a more effective tool for the Swedish Public Employment Service.

Employment service staff have a vital role to play in assessing which unemployed people are at high risk of becoming stuck in unemployment and therefore need early intervention. It should be possible to provide early help to individuals who risk long-term unemployment. Initially, the support provided should mainly consist of intensified jobseeking assistance, but it should also be possible to offer places in programmes (e.g. work experience and training) early in the period of unemployment. For this reason, more places in labour market programmes are proposed. However, to make measures cost-effective, the group receiving intensified assistance should be limited.

At the same time, support to help the long-term unemployed find work should be improved in the long term. So far, the job and development guarantee scheme and the job guarantee for young people have not achieved adequate quality and activity levels. The Government therefore proposes additional resources to increase the staffing ratio in the early phases of the job and development guarantee scheme and in the job guarantee scheme for young people. Staffing ratios are crucial for the design of individual measures and for the employer contacts that are of the utmost importance in the job and development guarantee. The Government also proposes that the qualifying period for the job and development guarantee should be the same for individuals not receiving unemployment benefits as for individuals who are receiving unemployment benefits, so as to enable the former to obtain the support they need in finding a job more quickly. At the same time, the work of the guarantee programmes should be run more cost-effectively than is now the case.

Finally, the Government intends to commission an external actor to analyse the use of resources by the Swedish Public Employment Service so as to increase its cost-effectiveness and enable as large a part of available resources as possible to be allocated to meetings with job-seekers.

In combination, these reforms will encompass large groups of unemployed people.

Temporary labour market and education and training measures in times of rising unemployment

There is a need for temporary measures targeting weak groups in the labour market. The Government proposes a number of temporary measures in the following areas:

•                  in 2012 and 2013, an increased number of employment training and work experience places will be made available early in a period of unemployment for individuals who risk long-term unemployment;

•                  a programme to bring more people into regular education in the form of a temporary increase in the number of places in vocationally oriented upper secondary adult education and vocational higher education, a two-year extension of the programme to provide additional places in folk high schools, and a one-year extension of the higher study grant for young people participating in the job guarantee schemes and returning to compulsory or upper secondary level education;

•                  increased support to the long-term unemployed in the form of a temporary increase in employment service resources and more activation measures in the job and development guarantee scheme, an extension of the shorter qualifying period for new start jobs for older unemployed people, and continuation of the higher rate for the special recruitment incentive during 2013; and

•                  temporary measures in the employment phase of the job and development guarantee scheme, by increasing employment service resources and introducing a possibility of employment training, and by a special recruitment incentive entailing a higher rate of compensation for mentors.

In total, the volumes involved in the proposed temporary labour market and training measures amount to 15 350 full-time equivalent places per year in 2012 and 8 550 places in 2013 (see Table 1.13) .

Tabell 1.13 Reinforcement of active labour market policy

Full-time equivalent places	2012	2013	2014	2015
Structural reforms	4 100	4 200	3 000	2 300
Early action for individuals who risk long-term unemployment	2 200	2 600	1 600	900
Improved access to job and development guarantee for uninsured individuals	1 900	1 600	1 400	1 400
Temporary reinforcements	15 350	8 550	700
New start jobs for older workers (shorter qualifying period)	500	1 100
Extension of higher rate for special recruitment incentive		3 000	500
Employment training in the employment phase (phase 3) of the job and development guarantee	1 000
Higher mentor support in special recruitment incentive in the employment phase (phase 3) of the job and development guarantee	1 400	1 400	200
Work experience places	4 300	450
Employment training	1 150	100
Continued support for folk high school	1 000	1 000
Vocationally oriented adult upper secondary education	5 000	1 000
Vocational higher education	1 000	500
Total	19 450	12 750	3 700	2 300

1.8.2       Measures for sustainably higher growth, employment and enhanced competitiveness

Lower VAT on restaurant and catering services

For simpler regulation and positive economic effects, particularly in terms of permanent employment, it is proposed that value added tax on restaurant and catering services (excluding alcohol) be reduced from the current rate of 25 per cent to 12 per cent from 1 January 2012. Work in the restaurant business gives many people their first contact with the labour market. This applies in particular to groups with high unemployment and a weak attachment to the labour market, such as young people. Many people find their first job in the restaurant business, giving them a gateway to the broader labour market.

The measure will also considerably simplify tax regulations for the companies concerned, as the VAT rate on food and hotel services is already 12 per cent. The Government intends to monitor that the reform has the intended effects on prices and employment.

Tax measures for business and savings

Simplification of expert tax

For greater predictability and easier application of the rules on taxation of foreign experts, a new standard assessment rule is proposed to supplement the existing rules. This will entail that an employee will always be considered to meet the conditions concerning a certain expertise, etc., if the pay and other remuneration for their work in Sweden exceeds two price base amounts per month in the calendar year in which their employment begins (SEK 85 600 in 2011).

Changes in the ‘3:12 rules’ and the rules for sole traders

To improve and simplify the situation for business operators covered by the ‘3:12 rules’ (the rules on taxation of close companies) the level of the standard amount in the simplification rule will be raised from 2.5 to 2.75 income base amounts. Further, a ceiling of 90 income base amounts will be introduced for taxation of dividends classified as income from employment. For sole traders, the interest rate on positive interest distribution will be raised from the government loan interest rate plus five percentage points to the government loan interest rate plus 5.5 percentage points.

Investment savings account and investment funds

A new form of savings with standard taxation, designated an investment savings account, will be introduced for certain types of securities, so as to make it easier for private individuals to save in directly owned shares and other securities.(31)

For more efficient taxation and so as to maintain tax neutrality, changes are also being made in the taxation of endowment insurance. For investment funds and their shareholders, taxation at fund level will be replaced by standardised taxation of shareholders.

Right for companies to deduct research and development expenditures

The Government proposes increased rights for companies to deduct research and development expenditures.

Innovation, entrepreneurship and competition

Innovation and entrepreneurship contribute to economic growth through increased productivity and employment. The role of government is to remedy market failures so as to create better conditions for companies to develop innovative products, services and processes. Even though Sweden invests substantially in education and research, there are indications that these investments have too limited impact in terms of new goods and services.(32)

The Government wants to do more to stimulate innovativeness in Swedish society and therefore proposes measures aimed at raising the proportion of innovative enterprises and encouraging increased commercialisation of research findings. The proposed measures amount to a total of SEK 48 million in 2012 and SEK 26 million per year in 2013-2015. The measures include action to enable the Swedish Agency for Innovation Systems to provide innovation procurement support to public sector actors. In other proposals, resources will be allocated to Statistics Sweden to develop innovation indicators and funds will be provided to build up idea banks at higher education institutions to manage research findings. The possibility of applying for patents in English is also being investigated.

As a part of efforts to stimulate renewal and increase productivity in the welfare sector, it is important to promote increased competition and entrepreneurship. The Government therefore intends to instruct the Swedish Competition

(31) A person saving in an investment savings account will not be taxed for capital gains and dividends from assets in the account. Consequently, savers will not need to declare every sale of securities and will be able to sell shares and change funds in the account without tax consequences. Instead, savers will pay a low annual standard tax based on the interest rate on government loans, in a similar manner to that which applies to savings in pension and capital insurance policies.

(32) See for example the Innovation Union Scoreboard 2010 — The Innovation Union’s performance scoreboard for Research and Innovation.

Authority to analyse how markets are developing under the Act on free choice systems in local government (2008:962). The Government also intends to give the Swedish Agency for Economic and Regional Growth the task of supporting small actors in the pharmacy market. Furthermore, the Government intends to take steps to strengthen the supervision of competition and improve land allocation.

Action programme for the education system

If Sweden is to hold its own in the face of intensifying international competition, we need a high-class education system. In many respects, Sweden’s education system works well, but there are also clear indications of failings and weaknesses (see Section 1.6.2). Long-term efforts are in progress to raise the quality of the education system. Since taking office, the Government has adopted a number of reforms in this area. 2011 and 2012 will be two of the most reform-intensive years in the history of Swedish education. However, the Government sees a need for further measures and therefore proposes a broad-based reform package for education totalling SEK 3.5 billion in 2012-2015.

Strengthening the status of the teaching profession and teachers’ skills

The most important point in the proposed reforms in the education system is to enhance teachers’ skills and the attractiveness of the teaching profession. It must be worthwhile to be a good teacher and to become a better teacher. The Government proposes a career development reform in the teaching profession, with advancement stages for professionally skilled teachers in compulsory and upper secondary school. The aim is to reward the best teachers. The advancement stages, together with any qualifications required, will be described in the Education Act. Decisions on appointments, areas of responsibility and working duties will be made by the employer. A firm principle in this reform is that teachers’ salaries are a matter for the parties concerned. These reforms do not imply a switch to centralised pay policies. Terms of employment will be decided in the customary manner by the employer and employees, and their representatives. Implementation of the reform requires agreement between central government and the Swedish Association of Local Authorities and Regions. The reform is not a step towards central government control of schools. It follows from the financing principle that a statutory regulation that increases local government commitments will be financed by central government. To cover the costs of the reform, central government grants will be made of SEK 26 million in 2012, SEK 187 million in 2013, SEK 468 million in 2014 and SEK 749 million in 2015. Independent schools will be compensated on the same terms as municipal schools.

Raising the quality of education requires improvements in teacher education and skills and in educational leadership. The Government therefore proposes a second ‘Boost for Teachers’ to enable more teachers to become qualified in all the subjects they actually teach. A continuation of the ‘Boost for Pre-school Teachers’ is also proposed. A further proposal calls for an initiative for in-service training in the teaching of mathematics.

Other reforms in the area of education

Within the framework of the education package, the Government proposes a range of measures in the different parts of the education system, together with measures for improved monitoring and evaluation of the education system.

In upper secondary education, the Government proposes measures to raise the quality of upper secondary school vocational programmes by strengthening workplace-based learning, improving supervisors’ training for those who look after the pupils and enhancing in-service training for vocational subject teachers. The supervision of workplace-based learning by the Swedish Schools Inspectorate will also be strengthened. In addition, the Government proposes an initiative in cooperation with the technology industry to enable students from certain upper secondary school programmes to undertake work experience at a technology company. The Government will increase the support given to entrepreneurship in schools.

The Government also proposes reforms targeting higher education institutions aimed at raising the quality of higher education and improving throughput. The proposed reforms include a redistribution of higher education places to health and medical care programmes and engineering programmes, and a quality drive in humanities and social sciences.

Finally, it is important that opportunities for monitoring and evaluation of the education system are improved, particularly in view of the large number of reforms decided on in recent years. The Government therefore intends to broaden the current education-related duties in the instructions of the Institute for Labour Market Policy Evaluation to include evaluation of e.g. the impact on pupils’ results.

Reforms to reduce dependence on financial assistance, etc.

People receiving financial assistance often have little or nothing to gain financially from taking a job or increasing their working hours. In order to reduce the marginal effects of working, the Government proposes a change in the method for determining the level of financial assistance, such that only part of the income from work will be included in calculations. The detailed formulation of the change will be analysed more closely and under the proposal the change will take effect on 1 July 2013. The impact on expenditures is estimated at SEK 150 million in 2013 and SEK 300 million per year from 2014 onwards.

Newly arrived immigrants are a group that have great difficulty entering the labour market. The Government therefore intends to ensure that newly arrived immigrants who have started an introduction plan can keep all of their introduction benefits in combination with paid work. The aim is to increase incentives for new arrivals to work during their period of introduction.

Sustainable growth in all parts of Sweden

Globalisation and demographic developments pose challenges to all parts of Sweden, but the challenge facing different regions varies in degree. The Government’s position is that there must be conditions for sustainable growth in all parts of the country. The Government therefore proposes a number of measures aimed at improving conditions for running a business, working and living in rural and sparsely populated areas. The proposed measures entail expenditure increases totalling SEK 380 million in 2012 and 2013. In 2014 and 2015, the effect on expenditures will be SEK 315 million and SEK 65 million respectively.

There are indications that the changes in the shore protection regulations that entered into force in 2009 and 2010 and were designed to facilitate certain types of building projects on sites close to the shore, have failed to fulfil their purpose, have been applied in different ways around the country and have had unintended consequences. The Government intends to instruct the Swedish National Board of Housing, Building and Planning and the Swedish Environmental Protection Agency to review the outcome and application of the new regulations and, if necessary, propose amendments. The task will also involve information and skills-enhancing activities concerning the shore protection regulations, supplemented by planning support to rural municipalities.

The Government also proposes changes in the guarantee rules for the National Housing Credit Guarantee Board to facilitate new housing production in rural areas. (33)

1.8.3                   Measures to ensure that everyone shares in welfare

Health care and social services

The Government has implemented measures in health and social care that have had significant results in the form of increased accessibility, better dental care and improved patient safety. In this Bill, the Government proposes measures that will nurture and develop reforms that have already been carried out in some of these areas. The proposed measures are based on the principle that the changes will benefit both patients and users, through improved quality and effectiveness, and taxpayers, through increased efficiency.

In all, measures of approximately SEK 390 million per year are proposed in 2012-2014 and approximately SEK 290 million from 2015 onwards, including:

(33) ‘Canalisation’ means laying down pipes for broadband cables in connection with the expansion of e.g. water supply networks and roads.

•                  a quality registers initiative in health and medical services;

•                  an initiative to strengthen protection in social care for children and young people, so that the social services are better able to follow and support children and young people who are subject to relatively far-reaching social services interventions, such as foster home or institutional care. For example, each child placed in care will be assigned a social worker;

•                  an initiative to develop a national safety programme for children and young people in social care and to reinforce monitoring of social care for children and young people at national level;

•                  a temporary augmentation of resources to strengthen the position of the patient and improve the availability of health care, by measures including a special grant to county councils to encourage voluntary introduction of the Act on free choice systems (2008:962) in outpatient specialist care; and

•                  efforts to continue work to remedy homelessness.

In addition to these measures, an adjustment of the cost ceiling is proposed for outpatient health and medical care visits and for pharmaceutical products, which will generate estimated increased receipts from fees of approximately SEK 0.5 billion in 2012 and SEK 1 billion per year from 2013 onwards. Under the proposal, this money will go to the county councils to help strengthen health and medical services.

Fine-tuning sickness insurance

The Government has looked over the regulations for sickness insurance and in the 2011 Spring Fiscal Policy Bill announced a number of adjustments aimed at ensuring that the sickness insurance reform works as intended. In this Bill, the Government proposes the introduction of a rule that will allow Försäkringskassan (the Swedish Social Insurance Agency) to grant extended sickness benefit for more than 550 days if, because of the illness of the beneficiary, it would appear unreasonable not to do so. Furthermore, it is proposed that individuals who leave the temporary sickness compensation system and who have a low income on which sickness benefit is based, or no such income, will be able to be granted sickness or rehabilitation benefits in special cases, as well as a housing supplement if their ability to work is still impaired as a result of sickness. These individuals will then receive compensation in line with the benefits they previously received from temporary sickness compensation and housing supplement for people with activity and sickness compensation. The housing supplement will also be payable during the period of working life introduction. In addition, increased resources are proposed for early and individual rehabilitation measures and for labour market policy measures for people with disabilities.

The fundamental principle is that the sickness insurance is to provide financial security in the event of illness, while at the same time there must be clear incentives to work and increased opportunities to return to employment, for example through active rehabilitation measures. The review and the proposed adjustments have aimed to maintain clearly set time frames for the gradually extended assessment of work capacity. There will be a final limit for extended sickness benefits and a permanently reduced work capacity will be required for granting sickness compensation. Further, the compensation profile in sickness insurance will be designed so as to gradually increase incentives to move into work.

The Government considers that it is important that time spent in the sickness insurance system is used as actively as possible and that the actions taken are adapted to the needs of the sick person. The Swedish Social Insurance Agency (Försäkringskassan), health and medical services and the Swedish Public Employment Service should cooperate actively.

The fact that many young people are receiving activity compensation remains a problem in the sickness insurance system. A long-term and structurally correct reform of activity compensation requires further analysis and investigation and the Government is therefore not prepared to propose the abolishing of activity compensation at the present time. However, the Government proposes in this Bill that individuals reaching the age of 30 and thus leaving the activity compensation system will be invited to take part in working life introduction while receiving activity support. The rules for sickness benefit and rehabilitation benefit in special cases, as well as housing supplement, will also apply to this group.

In total, the measures in the sickness insurance system will entail expenditure increases of SEK 1.2 billion in 2012, SEK 1.5 billion in 2013, SEK 1.2 billion in 2014 and SEK 0.8 billion in 2015.

Young people and families with children

To put individual people in a stronger financial position and for the sake of social cohesion, certain targeted measures are proposed for financially vulnerable groups. It is important that these measures bolster the incomes of financially vulnerable people in an effective manner, while not excessively weakening incentives to work. The Government therefore proposes to reinforce the housing allowance for both young people without children and families with children. For young people without children, the percentage rate of compensation for housing costs will be raised. For families with children, the reinforcement will be made by lowering the lower threshold for housing costs at which an allowance is paid. At the same time, the special allowance for children living at home payable under the housing allowance will be raised, as announced in the Budget Bill for 2011. Higher housing allowances are an accurate means of reducing financial vulnerability and can also reduce marginal effects since they mean that fewer individuals become dependent on financial assistance, where the marginal effects are higher. In total, the proposed measures will increase expenditures by just over SEK 0.5 billion per year from 2012 onwards.

Pensioners

The Government has lowered taxes for pensioners in several steps. The tax reductions have made pensioners considerably better off, particularly those on low pensions. The Government wants to make further improvements to the financial situation of the old-age pensioners with the lowest economic status. The Government therefore proposes to raise the housing supplement for pensioners by SEK 170 per month and to raise the threshold for a reasonable standard of living in two further benefit schemes, the special housing supplement and maintenance support for elderly persons, by an equivalent amount. Raising benefits in this way will give the pensioners who have the lowest incomes the greatest relative improvement in their disposable incomes. The effect of the proposal on expenditures will be SEK 500 million per year from 2012 onwards.

Migration policy

The agreement between the Government and the Green Party on joint responsibility for overall asylum and migration policy means that Sweden will have a humane asylum policy and be a refuge for people fleeing from persecution and oppression.

The common aim of the Government and the Green Party is therefore to guarantee a humane, legally secure and orderly migration policy. The right to asylum will be safeguarded. Particular attention will be paid to the best interests of children. Within the framework of regulated immigration, mobility across borders, such as labour immigration, will be facilitated. Better use will be made of the development effects of migration, and international and European cooperation will be deepened.

The Government proposes that funds for the agreement be set aside in this Bill, with a half-year effect of SEK 0.85 billion in 2012 and SEK 1.7 billion per year from 2013 onwards.

Tax reduction for donations to non-profit activities

The work done by non-profit associations, organisations, communities and other actors in the non-profit sector is important to society. As part of action to strengthen the non-profit sector, the Government wants to encourage donations by private individuals by introducing a tax reduction for gifts of money to non-profit activities. It is proposed that the tax reduction enter into effect on 1 January 2012.

1.8.4                     Other reforms

Financial stability

Experiences from the financial crisis that began in 2008 show there is a need to strengthen Sweden’s financial stability. The continued turmoil in the financial markets underlines this need. Central planks in this endeavour are stronger and improved supervision, stricter regulations and efficient cooperation between relevant agencies across national borders. To improve the conditions for an efficient financial system, the Government proposes that Finansinspektionen (the Swedish Financial Supervisory Authority) be given increased resources for supervision, regulation, international work and statistics. Under the proposal, the resources will gradually be increased in 2012, 2013 and 2014. From 2014 onwards, the extra resources will amount to SEK 103 million per year, which will mean that the authority’s administrative appropriations will have increased by more than 30 per cent compared with the 2011 level.

In addition, from 2012 onwards, Finansinspektionen will receive over SEK 7 million per year for contributions to the EU supervisory authorities in the area. Currently these contributions are paid for out of the authority’s administrative appropriation. This therefore means a total of SEK 110 million in additional funding for Finansinspektionen from 2014 onwards compared with the level in 2011.

Finansinspektionen charges fees for activities financed by appropriations, with the exception of activities relating to the coordination of money laundering surveillance.

Energy and climate

Sweden will oppose the threats to the climate and our environment. The Government’s proposals include measures to reduce emissions from cars, measures to adapt our society to the effects of climate change, and action for the marine environment.

The Government’s combined energy and climate policy means substantial decreases in greenhouse gas emissions and a way out of fossil fuel dependence. Measures to improve energy efficiency are an important part of the Government’s climate policy. A more efficient use of energy helps to reduce the burden on the climate and the environment and makes for a more secure energy supply. The Government therefore considers that existing programmes in the area of energy efficiency should be extended in 2013 and 2014. These programmes include support for energy and climate advice, procurement of technology and market introduction of energy-efficient technology and market surveillance. In addition, action is proposed for energy research by increasing resources for commercialisation, development and demonstration plants.

Super green car rebate

By 2030, Sweden should have a vehicle fleet that is independent of fossil fuels. Car-buyers should be given incentives to choose the best environmental alternatives, independently of technology. Technology is in a state of rapid development and there is a need to facilitate the introduction of new solutions. The Government therefore intends to introduce a new super green car rebate of SEK 40 000 per car on purchases of cars with the very lowest carbon dioxide emissions to be implemented from 1 January 2012. The proposed target groups for the rebate include private individuals, car pools, the public sector and companies, including taxi and car rental companies. The broadened target group will be reviewed on the basis of EU state aid rules.

Other tax proposals

Reduced taxable benefit rate for certain green cars

In order to promote the latest and best technology in green cars, the temporary reduction in the taxable benefit rate for certain environmentally sound cars will be extended by two years for cars equipped with technologies for operation using electricity supplied by charging from an external energy source or a gas other than LPG.

Higher threshold for deductions for travel

For reasons of simplification and administration, the threshold above which expenses for first attendance travel and for travel between home and a place of work or education may be deducted will be raised. Under the proposal, the threshold will be raised from SEK 9 000 to SEK 10 000 from 1 January 2012.

Higher standard deduction for sub-letting

Improved conditions for sub-letting of housing can stimulate supply in the sub-letting market. The Government therefore proposes a rise in the standard deduction for a person letting their own home from SEK 18 000 per year to SEK 21 000 per year. Under the proposal, the change will come into effect on 1 January 2012. The Government also proposes an extension of the relief rules for irregular tenant-owner associations.

Higher tax on tobacco

As part of the financing of reforms in the area of taxation, higher tobacco taxes are proposed from 1 January 2012, including a rise of about 8 percent in the tax on cigarettes and about 11 percent in the tax on snus. These tax rises are expected to have a positive impact on public health.

1.9                               The Government’s reform ambitions

The Government’s reform ambitions for its current term of office, presented in the 2011 Budget Bill, will be implemented when there is a sustainable scope for reform and the economic situation permits and provided that important reforms in priority areas can be safeguarded.

In-work tax credit, state income tax, and special tax on Swedish nationals living abroad

The in-work tax credit is an effective instrument in the Government’s work to reduce exclusion, increase permanent employment and make it more attractive to start and run a business. A further augmentation of this tax credit will increase the number of hours worked both by further lowering thresholds for labour market entry and by encouraging people already in the labour market to work more hours. The number of wage earners paying state income tax on their earned income should decrease. This would reduce marginal effects, make education more profitable and encourage entrepreneurship. A strengthening of the in-work tax credit presupposes a relatively large scope for reform. For reasons of simplification and administration, a change in the in-work tax credit should be combined with a reduction of the special tax on Swedish nationals living abroad.

Taxation of pensioners

Pensioners are not a homogeneous group. Some have good finances and good health, while others have small margins and need a secure care environment to function day to day. The aim of the Government’s policy is that people should feel that Sweden is a good and safe country in which to grow old. As part of this policy, the Government has for three years in a row reduced taxes for people who are 65 or older at the beginning of the tax year.

There are currently about 1.7 million people in Sweden who are 65 or older. In the next ten years, the number is expected to increase to close to 2 million. In recent years, life expectancy has risen by between 30 and 40 days a year. There are thus an increasing number of pensioners of more advanced age, a large number of whom are single. Women on average live longer than men and thus represent a larger percentage of old-age pensioners in higher age brackets.

The average age for claiming an old-age pension is about 65 and has in principle not changed even with rising life expectancy. In 2005, over half of old-age pensioners received all or part of the guaranteed pension. About 30 per cent of those currently being granted an old-age pension receive all or part of the guaranteed pension. Pensioners’ financial situations differ, due to age and previous labour market attachment. All in all, pensioners’ average disposable income is less than the average disposable income of people who have not reached 65 at the beginning of the tax year.

The Government intends to come back in 2013 or 2014 with proposals for tax cuts for pensioners, provided that public finances are in balance.

A stable financial system

The preventive work to make the financial system function better is of key importance to the Government. A serious crisis in the financial system would have large negative repercussions on households and businesses. Historical experience also shows that the costs to public finances of managing a financial crisis may be very large. A financial crisis will often grow into a debt crisis. A stable financial system is thus a precondition for social progress. The Government therefore intends to continue strengthening the conditions for maintaining financial stability in Sweden.

Compulsory unemployment insurance

Membership in the unemployment insurance funds has declined and more people in the labour market are without income-related protection in the event of unemployment. In a modern welfare state, everyone who is firmly established in the labour market should in principle be entitled to income-related unemployment compensation. Compulsory unemployment insurance should be introduced to give people a more secure and stable position in the labour market. In spring 2010, the Government appointed the cross-party parliamentary committee on sustainable sickness and unemployment insurances to consider ways of improving the sickness and unemployment insurance systems in the long term so as to make them coherent, balanced and sustainable, and able to contribute to higher employment in the long term (dir. 2010:48). The Government wants to introduce obligatory universal income insurance in the event of unemployment.

The Government will take a position on when and how compulsory unemployment insurance can be introduced after the inquiry has presented its proposals. Reforms in the unemployment insurance system will continue to have the aim of improving the functioning of the labour market and combating permanently high unemployment. Unemployment insurance needs a more effective system of controls and sanctions to strengthen incentives for unemployed people to look for work.

Integration

Sweden is a country with a tradition of openness towards the rest of the world. New influences have always enriched Sweden in terms of culture, the economy and know-how. But the systems for immigrants’ establishment in society have serious shortcomings. They are reflected in high unemployment and social problems in the suburbs of metropolitan areas. They also can be seen in poor school results and discrimination in the labour market. The Government has implemented a number of reforms to improve integration.

As part of the work to improve integration in the labour market, the Government has appointed an inquiry to review the possible introduction of a system of tax relief for companies in areas with widespread exclusion, to be known as ‘new start zones’ (dir. 2011:04). The goal is to create jobs and increase employment in areas where the employment rate is considerably below the national average. Another goal is creating the basis for more companies to start and better conditions for them to expand. This will also have both economic and social neighbourhood effects, which will further contribute to the positive effects the measure will have for society. The inquiry is to report no later than 1 August 2012.

Labour legislation

The Swedish model provides a good foundation for a well-functioning labour market. It is the Government’s opinion that the foundations of labour legislation should also remain unchanged in future. However, as a result of the way certain parts of the labour legislation are formulated, certain groups, such as young people, may find it difficult to get established in the labour market. There is therefore reason to make some minor adjustments of current rules in order to reduce these problems. The Government wants to introduce two special forms of employment for apprentices to make it easier for young people to enter the labour market. The matter of a new form of employment for those in an upper secondary school apprenticeship programme is currently being studied by the Government Offices. The Government will appoint an inquiry chair to study trial apprenticeships.

The Government also intends to give an inquiry chair a remit to review the rules on disputes in connection with redundancies and present proposals on how employers’ costs can be limited in the event of redundancy disputes. The aim of these regulatory changes is to promote new hiring. The National Mediation Office will be given a remit to establish an information service about current labour law and collective agreement regulations.

With a view to increasing the labour market exit age, the Government wants to examine the possibilities of increasing the age for the right to remain in employment from 67 to 69. The issue is currently being examined by the inquiry reviewing pension related age limits, which will submit its final report by 1 April 2013 (dir. 2011:34).

Enterprise and competition

It remains the Government’s ambition to improve the business climate and terms for entrepreneurial activity, investment and employment.

As part of this work, the Government has appointed a committee to review corporate taxes, the Corporate Tax Committee (Företagsskatte-kommittén) (dir 2011:01). The Committee is to examine different alternatives for reducing the taxation of risk capital in the corporate sector and levelling the playing field for equity financing and borrowed capital. The tax regulations are to be designed in such a way as to encourage investment and employment. Its remit also includes preparing proposals broadening the corporate tax base to make a reduction of the corporate tax rate possible. The Committee is also to consider the possibilities of introducing tax incentives for research and development. In addition, the Committee is to review the rules on group contributions and underprice transfers and analyse whether a withholding tax on interest payments should be introduced. The Committee is to present its final report no later than 1 November 2013, but two interim reports are to be submitted in 2012. By 31 January 2012, the Committee is to present proposals for tax incentives for stimulating the supply of risk capital and by 1 October 2012, report on the matter of tax incentives for research and development.

A well-functioning competition is also a basic precondition for companies to develop new products, new techniques and new methods of production. The Government has thus opened new areas to competition, particularly in the area of welfare, and this work continues.

Education

Sweden’s schools and education must be world-class. The Government has already carried out a number of reforms in education and this work continues. Providing every child and young person with the chance to get a good education increases their opportunities in life by improving their chances of getting a job and a good wage and enhances their prospects of participating in society.

Research and innovation

Research, development and innovation are core components of the growth policy. In a globalised world, Sweden’s competitiveness must build primarily on export products with a high knowledge content. In international comparisons of countries’ innovation climates, Sweden has for many years been one of the leaders. In 2008, the Government presented a research and innovation bill raising the level of resources received by SEK 5 billion in the period up to 2012 (Govt. Bill 2008/09:50, bet. 2008/09:UbU4, rskr. 2008/09:160). A new government bill on research and innovation is planned for this term of office. Research policy should focus on strengthening Sweden’s position as a research and innovation nation and thereby strengthening our competitiveness. The bill will focus on enhancing the quality of research in order to create conditions for research of a high international standard and increase the innovation capacity in Swedish society. In 2011 the Government also began work on an innovation strategy aimed at improving the innovation climate in Swedish society.

Infrastructure

Economically worthwhile infrastructure investments lead to faster and more efficient transportation of goods and passengers. Investments in more efficient passenger transport make it easier for people to find attractive jobs within commuting distance and for companies to operate everywhere and recruit employees with the right skills. Efficient transport is therefore of great importance for business competitiveness and for the investment climate.

The Government decided in 2010 on an intermodal national plan containing investments of nearly SEK 500 billion over the period 2010-2021. This entailed an increase of SEK 3.9 billion in annual appropriations. Substantial additional resources will come from co-financing and user financing. Moreover, old loans were paid off during the Government’s previous term of office, freeing up additional resources. In this Budget Bill, the Government proposes allocating an additional SEK 5 billion for 2012-2013 to be used primarily for operation, maintenance and minor investments in road and railway networks. During its term of office, the Government will come back with proposals for a new infrastructure decision intended to safeguard the measures required in the transport system in future.

More housing

A policy for jobs and growth is dependent on efficient housing and rental markets. In some parts of the country, particularly the metropolitan areas, housing shortages are an obstacle to labour mobility. For more housing to be built, more efficient competition is needed in the construction market and owning and managing rental properties must become a more attractive option. The Government has made a start by reforming the rent-setting system, in broad agreement with the parties concerned. This reform is firmly in place. The possibility of also strengthening the position of rental housing in the Swedish housing market in other ways will be examined. An Inquiry Chair will analyse the conditions for rental housing.

Justice

A properly functioning justice system is indispensable to people’s sense of security and is therefore an important component of the welfare society. Major initiatives were launched in this area during the last electoral period and implementation is in progress. Having said that, the pressure on the justice system remains high and during this electoral period there is a great need to continue work on modernising the system and making it more effective.

Assuring welfare for everyone

Sweden must be a just society that remains cohesive. Publicly financed welfare services must benefit everyone and maintain the highest possible quality. The basis for achieving this is public financing in a spirit of solidarity. Good publicly financed health care and social services make living conditions between people more equitable.

Welfare must continue to be safeguarded in the future. Shifts in the age structure of the population mean that those of working age must in future be able to finance health care and social services for a growing number of older people. In future every fifth Swede will be over 65. The demographic developments will probably lead to an increase in the demand for publicly financed welfare services. The demand for such services may also increase when living standards rise. This will place major demands on our welfare system and our society and the way we look at work at different stages in life.

Gender equality

Sweden has come a long way in creating a gender-equal society. Good childcare and pre-schools have made it possible for women and men to participate in the labour market on more equal terms. This creates not only more personal freedom, but also higher growth and development. Even though Sweden has come a long way on the issue of gender equality, there is still both visible and invisible discrimination, low representation and varying terms for women and men to participate fully in society. In light of this, it is important to analyse how the policy can best contribute to greater gender equality. The Government’s efforts for gender equality will continue. The work on gender equality in schools, measures for women who are victims of violence and the battle against prostitution are some important features.

Climate policy

Climate change is a global challenge which requires a global response. Sweden is and will be at the forefront on matters of a good environment and sustainable development, both nationally and internationally. The United Nations has agreed that global warming must not exceed two degrees Celsius, but the commitments made thus far are for a satisfactory reduction of emission levels.

Sweden must show leadership with an ambitious climate and energy policy with high climate targets and cost-effective measures and pursue a forward-looking climate policy aimed at reducing emissions of greenhouse gases both nationally and internationally. The national target is to reduce Sweden’s emissions by 40 per cent by 2020 compared with 1990. The long-term vision is that Sweden will have no net emissions of greenhouse gases into the atmosphere by 2050.

Work continues in the EU on the climate and energy package where the EU emissions trading system plays a key role in meeting EU climate policy targets. A review of the Energy Tax Directive is important to achieve more economic efficiency. Sweden is therefore working to ensure that the proposal for amendments to the Directive can be adopted as soon as possible. By 2030, Sweden should have a vehicle fleet that is independent of fossil fuels.

Other taxes

As part-financing of the various reform ambitions, this Bill proposes an increase in the tax on tobacco as presented in the 2011 Budget Bill. The tax adjustment on tobacco will also have positive effects on public health.

As a result of the introduction of the municipal real estate charge, the assessed value no longer has the same importance for the current tax on housing. The Riksdag has made a special announcement on this issue. There is cause for reviewing the possibilities of abolishing or considerably simplifying the real estate tax on housing. The Government has therefore appointed an inquiry on the real estate tax on housing (dir. 2011:03). It is to present its final report no later than 15 August 2012.

Defence policy

Sweden’s defence must be well-prepared both to defend the country and to contribute to international peace and security. This requires a defence that is adapted to the current threat situation and to rapid changes in the international environment. Work will therefore continue to implement the focus on enhanced availability and usability that was approved in the 2009 defence decision. The reorganisation will be carried out within unchanged economic parameters, which in turn will require extensive rationalisation in the support services of the defence organisation, particularly in logistics and equipment supply and in research and development activities.

The Government will continue to work to ensure that the principles for equipment supplies that have been established are followed in all aspects of the acquisition and maintenance of defence equipment. Special Swedish solutions have a negative impact on the ability of the Swedish Armed Forces to act jointly with other countries, lead to longer waiting times for acquisitions and push prices up. The time between acquisition of equipment systems and operational use must be substantially shortened.

1.10                        Effects of the Government’s policy

This section presents estimates of the employment effects and income distribution effects of the reforms the Government has taken and those proposed in this Budget Bill.

1.10.1 Employment effects of the Government’s policy

The Government’s policy is a combination of measures that stimulate the supply and demand for labour and improve matching between job-seekers and job vacancies. The Government has also carried out targeted measures to increase employment in groups with a weak foothold in the labour market. The most important reform to increase the labour supply is the in-work tax credit, which has strengthened the incentives to work by making it more worthwhile. If it is more worthwhile to work, more people will enter the labour market. Thus in the long run, sustainable employment (i.e. average employment over the business cycle) will increase. The Government has also made changes in the unemployment insurance in order to increase the labour supply and shorten unemployment spells.

To reduce the ill-health rate and increase employment, the Government has also carried out extensive reforms in sickness insurance aimed at strengthening the work capacity of those on sick leave, creating incentives to work, and strengthening the labour demand for people who have been on long-term sick leave or received sickness or activity compensation.

In order for the supply stimulus measures to rapidly lead to higher employment and reduced unemployment, the Government has also taken measures to strengthen the position and demand for people with a weak foothold in the labour market. Labour market policy has been revised. Among other things, the Public Employment Service has been given a clearer remit as an intermediary and at the same time, labour market policy resources are to a greater extent targeted at those with the greatest need. There are new start jobs to make people who have been without work for some time more attractive in the labour market. Other measures for increasing the demand for people with a weak foothold in the labour market are lower employers’ social contributions for young people and older workers. The Government has also introduced a tax reduction (HUS-reduction) for home-related services (ROT, i.e. household services and RUT, i.e. repair maintenance and improvement services) to stimulate the supply and demand for labour.

New reforms in this Budget Bill

The proposal to reduce the value added tax on restaurant and catering services will make labour market entry easier, particularly for young people and people born abroad. The tax reduction is expected to increase demand for restaurant and catering services and thus increase employment in this sector. The quality and activity in the job and development guarantee and the job guarantee for young people will be raised to increase job opportunities for the long-term unemployed. The support to people who are at risk of long-term unemployment will also be improved.

In this Bill, the Government proposes an increase in the housing allowance both for young people without children and for families with children. The increased housing allowance will result in an income strengthening which is not related to how much one works. The incentives to work will thus be reduced somewhat for these groups and the labour supply will decrease marginally as a consequence of this reform (see Table 1.14). In addition, to encourage a higher degree of self-support among recipients of financial assistance, a proposal not to count part of earned income when determining welfare benefits is being announced. The aim of the proposal is to reduce the marginal effects of working for recipients of financial support and thus increase the labour supply of those excluded from the labour market. The final design of the proposal will be further analysed in the Government Offices. The overall net effect on sustainable employment of the reform announced above and the increased housing allowance is expected to be small.

The Government is also proposing measures to mitigate the effects of the slowdown in the labour market. The aim of these measures is to reduce the risk that unemployment will become persistent at high levels. The measures include temporary labour market initiatives to combat long-term unemployment. The reforms proposed in this Budget Bill are expected to reduce equilibrium unemployment by 0.2 percentage points. Taking into account persistence effects and other factors, equilibrium unemployment is estimated to be about 5 per cent in 2015.

The reforms proposed in this Bill, such as infrastructure initiatives, reduced VAT on restaurant and catering services, the reform of maintenance support, higher housing allowances and labour market initiatives will also contribute to moderating the slowdown in the short term. All in all, the measures proposed in this Budget Bill, will lead to about 0.2 percentage points higher GDP growth and 8000 more people employed in 2012 than otherwise would have been the case.

Effects on sustainable employment

The Government estimates that the structural reforms made thus far, including those reforms proposed in this Budget Bill, will increase sustainable employment by about 220 000 people in the long run.

The Government’s reforms affect not only employment, but also increase the number of people in work as fewer people are absent due to illness. Moreover, the in-work tax credit and other measures will contribute to those who are already employed increasing the number of hours they work, for example, by switching from part-time to full-time work.

In total, the structural reforms made thus far and the reforms proposed in this Budget Bill are expected to lead to a sustainable increase in the number of hours worked of about 6 per cent in the long run, or about 250 000 annual full-time equivalents. The in-work tax credit is expected to account for about half of this increase (see Table 1.14) .

The Government’s estimates are based on existing research on the effects of various measures such as how changes in the tax system, social insurance and labour market policy affect the labour supply and employment. But knowledge of the magnitude of the effects and particularly the pace at which they have an impact is far from complete. The estimates reported in Table 1.14 are thus uncertain. The methods and calculations used in the Government’s estimate of the reform effects are described in the report How should the development of the functioning of the labour market be assessed?(34)

(34) See “Hur ska utvecklingen av arbetsmarknadens funktionssätt bedömas?” Report 2011:1 from the Economic Affairs Department of the Ministry of Finance.

Tabell 1.14 Long-term effects of the Government’s policy

Percentage change unless otherwise indicated

	Labour force(1)	Employed(2)	Unemployment(3)	GDP
In-work tax credit	120 000	106 000	-0.6	2.2
Unemployment insurance	39 000	45 000	-0.7	0.7
Labour market policy	11 000	13 000	-0.2	0.2
Sickness insurance	19 000	16 000	0.4	0.4
Tax credit for home-related services (HUS- reduction)	27 000	25 000	-0.2	0.4
Reduced social security contributions	10 000	8 000	0.0	0.2
Income threshold	15 000	0	0.0	0.3
Reduced VAT on services	6 000	4 000	-0.1	0.1
Higher housing allowance(4)	-2 000	-2 000	0.0	0.0
Total structural reforms	243 000	216 000	-1.4	4.5

(1) Number of hours worked converted to annual full-time equivalents. One annual full-time equivalents is 1800 hours.

(2) Number of people in the age group 15-74.

(3) Change in percentage points.

(4) The overall net effect on sustainable employment of the announced reform of welfare benefits and the increased housing allowance is expected to be small.

Source: Own calculations.

1.10.2 Income distribution effects of the Government’s policies

The direct income distribution effects of all the policies from 2006-2012 are expected to increase household adjusted disposable income by 7.1 per cent (see Figure 1.11). In the long run, the greatest effects are expected to appear among those with the lowest incomes. This is because this group in particular is expected to increase its labour supply as a result of the policy pursued. When more people enter the labour market and can thus earn a living instead of depending on allowances and transfers, this helps maintain a fair income distribution and the long-term conditions for high employment and strong growth are improved. For the individual, earned income provides better consumption possibilities and greater chances to chart one’s own course.

Figure 1.11 Distributional effects of the Government’s policies 2006-2011 and the Government’s proposals in the 2012 Budget Bill

Percentage change in adjusted disposable income

Income group (Adjusted disposable income, row 1)

Monthly gross income per adult (SEK thousand, row 2)

Note: Adjusted disposable income is the household’s total income adjusted for the dependency burden. Gross income refers to income in 2011 prices.

Sources: Statistics Sweden and own estimates.

In this Budget Bill, the Government proposes both an increase in the housing allowance for young people without children and for families with children. The Government also proposes an increase in the housing supplement for pensioners and the limit for the reasonable standard of living for pensioners with the special housing supplement and maintenance support for the elderly. All these measures target groups with a weak financial position or large dependency burden. For simplification and administrative reasons, the threshold for deductions for work-related travel expenses will also be raised. In addition, the standard deduction for subletting will be raised. The direct effect of these proposals is expected to benefit people in the lower part of the income distribution. But in the long run, incomes in the lower part of the income distribution are expected to weaken somewhat relative to the direct effect. The reason is that labour supply will decrease somewhat in the long term as the proposals primarily give an income boost which is unrelated to how much a person works. The overall effect of the proposals is, however, expected to also result in an income strengthening for people in the lower part of the income distribution in the long term (see Figure 1.12).

Figure 1.12 Income distribution effects of the Government’s proposals in the 2012 Budget Bill

Percentage change in adjusted disposable income

Income group (Adjusted disposable income, row 1)

Monthly gross income per adult (SEK thousand, row 2)

Note: Adjusted disposable income is the household’s total income adjusted for the dependency burden. Gross income refers to income in 2011 prices.

Sources: Statistics Sweden and own estimates.

In addition to proposals in this Bill, which will come into effect in 2012, a proposal not to take part of earned income into account when determining welfare benefits is being announced. The aim of this reform is to boost the income of recipients of financial support to encourage them either to enter the labour market or to work more. Reducing exclusion and increasing the degree of self-support in these groups are important to gradually reduce income differences in society and make people’s opportunities in life more equal. The reform is well targeted from an income distribution perspective and will primarily benefit people in the very lowest part of the income distribution. The final design of the proposal will be further analysed in the Government Offices.